Creating Wealth Through Discovery

NovaGold Resources Inc.
Annual Report 2004

Front cover photo - Sunset at Galore Creek

NovaGold Resources Inc. Annual Report 2004

Summary of Properties

Property	2005 Stage	2006 Stage
Galore Creek, British Columbia	Pre-Feasibility	Feasibility
Donlin Creek, Alaska	Pre-Feasibility	Feasibility
Nome Operations	Feasibility	Construction
Rock Creek, Alaska
Big Hurrah, Alaska
Nome Gold, Alaska
Ambler, Alaska	Resource Definition
Khotol, Alaska	Geophysics & Drilling
Brewery Creek, Yukon	Drilling
Thunder Mountain, Nevada	Geophysics & Drilling
Shotgun, Alaska	Drilling by JV partner (TNR Gold)

NovaGold Resources Inc. Annual Report 2004

NovaGold geologist, Scott Petsel, at the Copper Canyon deposit

Corporate Profile

2004 was another solid year for gold which ended the year up almost US$20 at US$436 per ounce. Despite this, gold stocks, as represented by the major gold indices, ended the year down an average of 18% in 2004. Even with this slightly negative backdrop for gold equities, NovaGold finished up strongly for the year with the exploration success at Galore Creek acting as a major catalyst. With the continued background of very solid fundamentals for the metals markets and anticipated continued advancement of our projects, the coming year in 2005 looks to be equally promising for the Company.

NovaGold's outstanding market performance over the past several years reflects the dramatic growth of the Company's resource inventory resulting from its highly successful exploration. Going forward we anticipate continued rapid growth as the Company executes its development plans to become an exploration focused, quality gold producer by late 2006.

NovaGold has a very strong balance sheet, ending the year with $56 million in cash and no long term debt. NovaGold is rapidly advancing three of North America's largest gold and copper deposits in Alaska and Western Canada: Donlin Creek with over 25 million ounces of gold, Galore Creek with over 8 million ounces of gold, 105 million ounces of silver and 7 billion pounds of copper (equivalent in contained metal value to a 26 million ounce gold deposit), the high grade Ambler deposit in joint venture with subsidiares of Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold's net share of gold resources after all earn-ins is over 19 million ounces of gold, 130 million ounces of silver, 8 billion pounds of copper and 2 billion pounds of zinc - one of the largest resource inventories of any exploration or development stage company.

With its current portfolio of existing properties, NovaGold's gold production profile is targeted to grow from 100,000 ounces of annual production beginning in late 2006 to over 700,000 ounces of gold per year, plus 2 million ounces of silver and 200 million pounds of copper, annually by 2010/2011. This production growth is expected to come through the continued development of the Company's Nome Operations, Donlin Creek, and Galore Creek.

In addition, the management team looks to continue its notable track record for new discoveries and quality, high potential acquisitions which have seen the Company's resources grow by an average of more than 2 million ounces of gold per year since the Company's formation in 1998.

Looking forward, we believe that companies with a demonstrated track record of successful exploration and a quality pipeline of development projects will command a significant growth premium in the market. NovaGold has established itself as such a company, with the leadership, experience and vision to turn opportunities into gold.

NovaGold Resources Inc. Annual Report 2004

Fundamental Driven Performance

Four fundamental factors are key drivers of performance in a resource company:

  Growth of resource inventories through exploration success;
  Advancement of individual project resources toward production;
  Addition of new undervalued assets to a company's portfolio; and
  Rising metals prices which increase the value of the metal inventories.

Since 1998, NovaGold has excelled in the first three areas adding shareholder value by identifying and acquiring large, high potential undervalued assets, advancing those assets from the Resource Definition stage to Pre-Feasibility and Feasibility stages and dramatically expanding the resource inventories on each of its projects through exploration success (see 5-Year Performance Chart at right).

In addition, the Company has been building its asset base during the final phase of a major 25-year bear market for metals. In fact, the markets for gold, silver, copper and zinc have all seen dramatic improvements in market fundamentals. For gold the market continues to see increased investment demand, decreased global production, and continued reduction in major producer hedging. The emergence of an open gold market in China, increased interest in gold as a hedge against US dollar devaluation, and renewed interest in gold as a diversified asset class are some of many factors contributing to continued investor interest in gold.

Decreased exploration investment due to low metal prices over the past several years has resulted in a significant shortage of new quality

Market valuation vs.
Development Stage

5-Year NovaGold Performance

projects in the development pipeline. Typically it will take 8 to 10 years to bring a new project to production. This is due to the amount of time it takes to drill, engineer, permit, finance and finally construct a major mine. Even with rising prices of metals and renewed investment interest, it will be years before new gold, silver and copper deposits can be brought on-line to begin to meet higher levels of demand.

Currently NovaGold's two largest projects Donlin Creek and Galore Creek are at the Pre-Feasibility stage of development. Both projects will be moving to the Feasibility stage over the next year. At the Company's Nome Operations, the Rock Creek project is completing a Feasibility study and will be moving to a production decision by the end of the year. Based on typical Market Valuations at each development stage (see chart at left) NovaGold should see its Market Valuation move from the Pre-Feasibility level in early 2005 to a Feasibility stage level over the next year as individual development milestones are achieved on each project moving toward a production decision. These milestones will include progress in permitting, final engineering, and development of project reserves, followed by financing arrangements and ultimately the start of construction. In addition, the Company anticipates further expansion of its mineral inventory with continued exploration.

NovaGold Resources Inc. Annual Report 2004

Rick Van Nieuwenhuyse, President and CEO, with mining analysts at Galore Creek

Report to Shareholders

NovaGold once again was one of the top performers in the sector, solidly outperforming the producer indices, largely on the success of our exploration program at our Galore property. Not often does a company get the opportunity to duplicate the success we had at our Donlin project - doubling a major resource inside of 18 months, but that is exactly what we have accomplished at Galore.

Galore, like Donlin is a world class mineral system and we expect to identify more resources with time. At Galore, NovaGold has the option to purchase 100% interest in the main property with no back-in right and no royalty giving the Company the full benefit from advancements on the project. There remains a lot more work ahead to develop this project into an operating mine, but we have assembled a top level team to achieve this objective. Galore is located in the middle of the Tahltan First Nations Traditional Territory, and we are working closely with the Tahltan First Nation, as well as the British Columbia Provincial and Canadian Federal authorities to ensure that the mine, as it is developed, minimizes environmental impacts and brings positive economic and social benefits to the three Tahltan communities: Dease Lake, Iskut and Telegraph Creek as well as to other communities in British Columbia.

Although our success in 2004 at Galore was exceptional, significant achievements were also made at our Nome Operations: Rock Creek, Big Hurrah and Nome Gold. Our team in Nome advanced this group of projects towards the Company's first construction decision. With the completion of the Feasibility study this year NovaGold will embark on a new path as a rapidly growing gold producer. This is an important decision and a major milestone for the Company.

Meanwhile, our Donlin joint venture partner, Placer Dome is now moving aggressively to advance the Donlin property. Placer Dome will expend at least US$11 million in 2005, primarily on an in-fill drill program to bring the inferred resources up to measured and indicated category in order to complete a Pre-Feasibility study by year end. We are pleased that Placer Dome is steadily advancing this world class asset towards a production decision. At 25 million ounces of resource, management believes that Donlin represents one of the best gold opportunities in North America. With a declining dollar, US-based cash costs will continue to bring a premium valuation in the market.

In seven short years, NovaGold has built one of the best portfolios of projects in the industry with a resource inventory as large as most mid-tier gold producers. Including resources from our latest project, Ambler in Northwestern Alaska, NovaGold now has a resource base of over 19.4 million ounces of gold, 130 million ounces of silver, 8.4 billion pounds of copper and 2.2 billion pounds of zinc - equivalent to over US$20 billion of in-the-ground metal value at today's metals prices. This high quality resource base, located in politically stable countries makes NovaGold one of the most leveraged companies to take full advantage of the bull market in commodities.

NovaGold Resources Inc. Annual Report 2004

In Transition: from Explorer/Developer to Producer

With the transition from an exploration/development company to a producer come many challenges, and management is carefully planning for this growth. Importantly, the Company has continued to attract top industry professionals to enhance the depth of the management team. Some of these key individuals include: Carl Gagnier, Executive Vice President of NovaGold Canada and General Manager of the Galore Creek project, Dean Lindsay, Senior Projects Engineer, and Susan Craig, Environmental Manager. These individuals bring additional development and operational experience to the NovaGold team building on the Company's exploration, operations and finance expertise.

NovaGold will embark on its transition to producer starting with our Nome Operations. Our Nome Operations include our Rock Creek and Big Hurrah deposits, along with our Nome Gold gold-in-gravel deposit which collectively contain in excess of 3 million ounces of gold resource. Also included in our Nome Operations are our sand-and-gravel and real estate operations which have annually averaged between $2 and $3 million in revenues, at very little cost, since we purchased the assets in 1999. Our plan going forward is to continue to improve our sand-and-gravel operations through production of crushed and sorted value added materials in addition to our current run-of-pit product. Steps are currently underway to integrate the development of our gold bearing gravels with our operations at Rock Creek and Big Hurrah. Once the Feasibility study has been completed this should result in an efficient integrated operation that will provide over a hundred new jobs to Nome, bringing lasting benefits to the community of Nome and our partners at Rock Creek: the Bering Straits Native Corporation and the Sitnasauk Native Corporation, thus benefiting both our shareholders and the broader community.

In 2004, NovaGold received for the second time the Robert E. Leckie Award for Outstanding Quartz Reclamation Practices. NovaGold has always taken its environmental stewardship role very seriously and has always operated to the highest standards. We will continue to do so as an operator. During 2004, NovaGold expended almost $1 million on environmental clean up and remediation, primarily on our Alaska Gold lands. This work was directed at historical mining activities by previous owners on properties now controlled by NovaGold. As the current owner of these properties, we feel it is important to restore areas of past activity and leave a positive legacy for mining and for NovaGold. In addition, this obviously brings lasting benefits to the communities around our operations.

Commodities, China, India and the Future

With more than 2 billion people in both China and India transitioning from dominantly agrarian societies to industrial economies with a large consumer oriented middle class, a major multi-generational growth period lies ahead. We believe this consumption growth will be particularly seen in the demand for commodities and basic materials especially metals, which are the building blocks of development. Three similar cycles characterized the 20th century - the first represents the industrialization of North America, the second the reconstruction of war-torn Europe, and the third the robust industrial economies of Japan and Korea. All of these pale in comparison with the current simultaneous industrialization of China, India, Brazil and Russia.

As for gold specifically, the US dollar shows continued signs of further weakening. Interestingly, few other major currencies demonstrate fundamental strength either. The strongest currencies belong to countries with significant commodity exports: Canada, Australia and South Africa. Unfortunately, companies operating gold mines in some foreign countries have seen their costs rise dramatically in US dollar terms, trimming profits and curbing production, and in some cases shutting down marginal operations. This is one of the key reasons management believes that our North American focus and near-term, low cash cost US dollar based production will attract a premium in the market place.

For these reasons we believe that NovaGold is well positioned to take full advantage of the growing demand for metals. With our huge resource base located in North America where there is an established rule of law, and in jurisdictions that support mineral development, we believe that NovaGold will successfully make the transition from explorer/developer to producer and thereby realize the economic and market benefits. Although our objective is to become a growing producer from our existing portfolio of assets, we will continue to identify new opportunities to acquire quality assets in low-political risk jurisdictions where our expert team of explorers, developers and financiers can add value for our shareholders and for the communities in which we work.

In this past year, we have taken significant steps to strengthen our policies on corporate governance and our internal control environment as required by the US Sarbanes-Oxley regulations. Although NovaGold is not required to early adopt some of the Sarbanes-Oxley rules we are dedicated to implementing those procedures and controls early and setting for ourselves the highest standards.

I would like to take this opportunity to thank our shareholders for their continued support. In addition, I would also like to personally thank all of our hard working and dedicated employees and contractors, without whose efforts none of our success would be possible. We are all looking forward to the challenge of continued growth ahead as NovaGold becomes one of the world's premier gold companies.

Thank you all for your continued support.

On behalf of the Board of Directors,
NovaGold Resources Inc.

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President and CEO

NovaGold Resources Inc. Annual Report 2004

Corporate Highlights Fiscal 2004

NovaGold Resources Inc. Annual Report 2004

NovaGold Resources Inc. Annual Report 2004

Galore Creek

The Galore Creek copper-gold-silver project is one of NovaGold's most promising advanced stage projects. The 30,000 hectare (74,000 acre) property is located within the historic Stikine Gold Belt of Northwestern British Columbia, approximately 75 kilometers (46 miles) northwest of Barrick Gold's Eskay Creek gold-silver mine that produces over 300,000 ounces of gold and 10 million ounces of silver annually. The project lies 70 kilometers (43 miles) west of Highway 37 and 150 kilometers (90 miles) northeast of Stewart, British Columbia, the anticipated concentrate shipping port for the project.

Galore Creek is one of the largest and highest grade undeveloped porphyry-related gold-silver-copper deposits in North America. Extensive historic work was carried out on the project by subsidiaries of Rio Tinto plc. and Anglo American plc. from the early 1960's through 1991. Based on this work and work by NovaGold in 2003, a 385 million metric ton resource containing 5.2 million ounces of gold, 67.3 million ounces of silver and 5.8 billion pounds of copper was defined on the property. Work by NovaGold in 2004 has subsequently expanded the resource by 45% to 8.1 million ounces of gold, 105 million ounces of silver and 7.0 billion pounds of copper - equivalent now in contained metal value to a 26 million ounce gold deposit with additional updates to the resource inventory still anticipated in the first half of 2005.

An independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch, an internationally recognized independent engineering firm, demonstrated robust economics that would allow the project to significantly contribute to the local economy for the well over 20 year mine life.

The study examined mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development time-lines, capital and operating costs, as well as, ways to mitigate environmental impacts from the project. As envisioned in this study, the project would produce a clean copper concentrate product that would be shipped out of the Port of Stewart for final off-site refining.

An independent Pre-Feasibility level study is targeted to be completed on the project by mid-2005. This Pre-Feasibility level study will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from that in the August 2004 study while maintaining a minimum 20 year mine life. This increase in scale should further enhance the project's economics. A Feasibility stage engineering study is targeted to be completed in early 2006 shortly after initiation of the Environmental Assessment (EA) process in late 2005. Based on the timeline of the EA process which involves extensive public input particularly with the Tahltan First Nations and local communities, construction could potentially begin in 2007 with first production of metal after a three year construction period.

Under an agreement with subsidiaries of Rio Tinto and Anglo American, NovaGold has an option to acquire a 100% interest in the Galore Creek project with no underlying third-party retained royalties or back-in rights.

NovaGold Resources Inc. Annual Report 2004

NovaGold also holds an option to earn up to an 80% interest in the adjoining Copper Canyon property from Eagle Plains Resources Ltd. The Copper Canyon property is at an earlier stage of development than the main Galore property but is within 5 kilometers of the identified Galore Creek resource. Drilling in 2004 combined with historic work has defined an inferred resource of 2.86 million ounces of gold, 38 million ounces of silver and 1.1 billion pounds of copper that is included in the overall Galore Creek resource for the project. NovaGold also holds an option to earn a 60% interest in the adjoining Grace Claims from Pioneer Metals Corporation. Work on that property is still at an early targeting stage with no resource currently defined.

2004 Exploration and Development Program

The 2004 drill program at the Galore Creek project successfully delineated new resources at the Junction, Copper Canyon and West Fork Zones and expanded and upgraded previously identified resources at the Southwest and Central deposits. A total of 84 drill holes were completed during the season totaling 26,000 meters or 85,000 feet. Overall results from the drill program were beyond expectations. Final new gold, silver and copper resource estimates for the overall project are anticipated to be completed in the first half of 2005 for use in the independent Pre-Feasibility level study in the second half of 2005.

Mineralization at Galore Creek occurs as a series of thick tabular zones of disseminated sulfide mineralization within favorable volcanic and intrusive host rocks beginning from surface. A second style of mineralization at Galore Creek is developed in breccia bodies such as at the Southwest deposit and at Copper Canyon.

Gold and silver mineralization is associated with the copper minerals bornite and chalcopyrite. Higher gold values tend to be associated with stronger disseminated bornite and chalcopyrite mineralization while broad areas of higher copper grades but slightly lower gold grades appear to be associated primarily with chalcopyrite.

Results have demonstrated that all mineralized zones at the Galore Creek project remain open to further expansion both in the previously defined resources at the main Central and Southwest deposits, where a series of offset drill holes have expanded the known areas of higher-grade mineralization, and in several new satellite deposits.

These new resource areas include the area between the Central and Southwest deposits (referred to as the Gap) and the recently discovered West Fork zone. The newly discovered West Fork zone to the south of the main Central deposit, contains very high grade, near surface copper, silver and gold zones within magnetite breccias, in addition to a significant thick tabular zone similar to the main Central deposit. In addition, at the Junction zone, a second satellite deposit located one kilometer west of the Central deposit, a significant zone of gold, silver and copper mineralization starting at surface has been defined as well.

NovaGold Resources Inc. Annual Report 2004

As discussed earlier, the 2004 drill program also defined a significant new gold, silver and copper resource on the adjoining Copper Canyon property under option to NovaGold.

Management believes that further drilling at Galore Creek will result in continued expansion of the known resources supporting the expansion of the project life.

Preliminary Economic Assessment Study Results

In August 2004, Hatch completed an independent Preliminary Economic Assessment study for the Galore Creek project using resource estimates, based largely on historic drilling, solely at the main Central and Southwest deposits. The study examined mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development timelines, as well as capital and operating costs of a conventional open-pit mining operation but did not assume any additional resource expansion on the project.

The study showed that at a 30,000 tonne per day mining rate the project has potential for +20 year mine life and a rapid 3.4 year payback of mine capital using long-term average metal prices. The study further showed that the Galore Creek would produce an average of 270,000 ozs gold, 1.8 million ozs silver and 200 million lbs copper yearly over the first 5 years of operation and that on a co-product basis would have an average total cash cost of US$125 per ounce of gold and US$0.49 per pound of copper during the period. If the project was viewed as primarily a copper deposit with by-product production of gold and silver it would have a total cash cost of US$0.15 per pound of copper or alternatively if viewed primarily as a gold deposit with by-product copper and silver as credits the total cash cost would be negative -US$180/oz of gold, making the project potentially a very low cost producer (all above scenarios are based on long-term transportation and refining cost projections and metal prices of US$0.90/lb copper; US$375/oz gold and US$5.50/oz silver).

Initial metallurgical testwork carried out on representative ore samples demonstrated recoveries in excess of 90% for copper, 70% for gold and 75% for silver utilizing conventional metallurgical processes. Based on this work, it is anticipated that gold and silver will be recovered in a 25% to 35% high quality copper concentrate product with few other impurities.

The results of this study were used to guide and focus the 2004 exploration and engineering work and to define the optimal scale of the operation based on the likely expansion of the existing resource.

Current Exploration and Development Work

NovaGold's primary objective for 2005 will be to complete all required environmental, engineering and geologic studies necessary to complete a final Feasibility study on the project in the first half of 2006. An updated Pre-Feasibility level economic study will be completed in the second half of 2005.

In 2005, an expanded exploration and development program is planned for Galore Creek. The exploration program is targeted to begin late-May continuing through the fall utilizing up to 8 core drills and drilling a minimum of 50,000 meters (165,000 feet) to complete the necessary in-fill and definition drilling for the Feasibility study in 2006.

As part of the current work on the project, Hatch Ltd. has been retained to complete a Pre-Feasibility level study on Galore Creek that integrates the newly defined resources from West Fork, Junction and Copper Canyon, along with an updated and expanded Central and Southwest deposit resource. The study will look at increased yearly production levels up to 60,000 tonnes per day for

Early morning at Galore Creek camp

NovaGold Resources Inc. Annual Report 2004

the project and will refine estimates for capital and operating costs, as well as to refine in more detail the site layout, metallurgy, resource optimization scheduling, and development timelines. The results of this work will be available in the second half of 2005 and will guide the Feasibility level engineering and drill programs for the project.

Following NovaGold's approach of working closely with the native people in Alaska, the Company is actively engaged with community leaders in Northwestern British Columbia. The Galore Creek project is located within the traditional territories of the Tahltan First Nation. The Tahltan have extensive current and historical experience with mining (including at Barrick Gold's Eskay Creek mine) and support the responsible development of natural resources and other business ventures within their traditional territories.

The Company is working closely with the Tahltan's elected leadership to identify areas of concern and mutual interest regarding the development of Galore Creek, and to create opportunities for economic benefit for the community. At all levels of Government we are pleased to report a strong commitment to encouraging responsible new resource development and strong support specifically for NovaGold's progressive approach to working with communities on the Galore Creek project.

As part of this approach the Company has engaged RTEC, a joint company comprised of Rescan Environmental Services and the Tahltan Nation Development Corporation, to proceed with further environmental studies for the Galore Creek Environmental Assessment report.

Resource development is also a key component of the British Columbia economy. The government of British Columbia is committed to supporting continued resource development in the province. Over the past several years, the government has streamlined the regulatory and approval process for permitting projects, extended flow-through tax credits that are some of the best in Canada, and has finalized its land management plans by explicitly designating areas open for mineral development while setting aside sensitive environmental areas for protection.

As part of the permit approval process, NovaGold will comply with both the British Columbia and Canadian Environmental Assessment Acts. The Provincial Land Resource Management Plan (LRMP) for the Galore Creek area (approved by cabinet in October 2000) designated the project area and its potential access corridors open for managed resource development. This completed planning and consultation process should significantly facilitate Environmental Assessment (EA) approval and project permitting. Based on discussions held with government representatives to-date, it is anticipated that final project approvals and permits could be completed over the next two years in conjunction with a final Feasibility study targeted for 2006. This target will be refined and adjusted based on the results of studies and consultation processes during the year ahead.

The Company will continue to work closely with representatives from the Tahltan First Nation following the principles developed by the "Tahltan Symposium on Mining" and outlined in the document, “Out of Respect - The Tahltan, Mining and the Seven Questions to Sustainability”, as well as local communities, and government agencies. The project has received strong interest and support to-date from the vast majority within each of these groups, in recognition of the potential significant economic benefits to the region.

NovaGold Resources Inc. Annual Report 2004

Donlin Cteek camp from the Lewis deposit

Donlin Creek

The Donlin Creek gold project is NovaGold's most well known advanced stage asset. The 10,900 hectare (27,000 acres) property is located in the historic Kuskokwim Gold Belt of Southwestern Alaska. The property is under lease from Calista Corporation and the Kuskokwim Corporation, two Alaska Native Corporations. The project is located 19 kilometers (12 miles) north of the Kuskokwim River (the transportation link for the project) at the community of Crooked Creek, Alaska.

Donlin Creek is an intrusive related gold deposit with over 25 million ounces in resource and is one of the largest undeveloped gold deposits in the world. As currently envisioned, Donlin Creek would be one of only a handful of gold mines world-wide that produce over one million ounces of gold per year - making it a true world class asset. The project is a joint venture between NovaGold (70%) and Placer Dome (30%) with Placer Dome managing and operating the development of the project.

In November 2002, NovaGold earned title to a 70% interest in Donlin Creek, subject to a back-in right by Placer Dome on the project. In February 2003, based on NovaGold's successful exploration work on the property, Placer Dome elected to become manager of the Donlin Creek Joint Venture and to initiate development work to be able to make a positive mine construction decision by November 2007 which would earn them a total 70% interest in the project.

A Preliminary Economic Assessment study completed by the independent engineering firm, AMEC E&C Limited in 2002, for Donlin Creek determined the mining, processing, metallurgical, and other economic factors necessary for the development of the Donlin Creek project. The study demonstrated at a 20,000 tonne per day throughput that a long-lived conventional open-pit mining operation producing more than 1 million ounces of gold per year would be economically viable at Donlin Creek based on the estimated operating and capital costs for the project.

Subsequent to the Preliminary Economic Assessment study NovaGold's exploration program expanded the deposit to more than 25 million ounces of gold and identified several new resource areas adjacent to the known deposits at Donlin. The deposits remain open to expansion at depth and along the mineralized trend of the system.

Current Pre-Feasibility Development Work

Over the past two years, Placer Dome has completed a series of engineering studies to refine the economic parameters of the project for power, logistics and processing, as well as continuing environmental baseline studies and refining the layout and design of the mine facilities. Placer Dome is currently completing a Pre-Feasibility level study on the project which is anticipated to be completed in the second half of 2005 in preparation for the start of the mine permitting process. Placer Dome has budgeted over US$11 million in their first phase budget for 2005 with a significant component dedicated to in-fill drilling to upgrade resources to the measured and indicated categories.

NovaGold Resources Inc. Annual Report 2004

As part of the on-going Pre-Feasibility study, Placer Dome is refining the mine parameters further. The current mine scenarios focus on near surface ore zones that would be amenable to large scale, low-cost open pit mining methods. The gold ores would be crushed, finely ground, and then fed to a flotation circuit to separate the gold bearing sulfide minerals from the rock. The high-grade sulfide concentrate would then be oxidized using pressure oxidation in an autoclave. The gold would then be leached from the oxidized residue and recovered with activated carbon in a standard CIL process. Approximately 90% of the gold would be recovered with this process. This process design is similar to the one used by Placer Dome at their Porgera mine in Papau New Guinea as well as the flagship mines operated by Barrick Gold and Newmont on the Carlin Trend in Nevada. Additional engineering work will focus on further improving the overall gold recoveries and costs through process optimization.

As currently envisioned the mine would process between 30,000 to 40,000 tonnes of ore per day producing in excess of 1 million ounces of gold per year for the first five years of production. NovaGold's retained 30% share of this gold production would likely range from 300,000 to 400,000 ounces of gold annually. Donlin Creek is one of three priority development projects for Placer Dome and has the potential to be one of their largest operating mines. NovaGold shareholders should continue to see considerable added value from the Donlin Creek asset as the project advances from the current Pre-Feasibility stage into Feasibility and finally to a positive construction decision within the required November 2007 timeline.

Outlook for 2005 and Beyond

In order for Placer Dome to earn an additional 40% interest in the project from NovaGold, Placer Dome must spend US$32 million toward project development, complete a bankable Feasibility Study, and make a positive decision to construct a mine to produce not less than 600,000 ounces of gold per year on or before November 2007. During the development period NovaGold is not required to contribute any additional funding until Placer Dome invests at least US$32 million.

As part of the final development process, Placer Dome will be completing a feasibility study and mine permitting on the project over the next 2 years. Placer Dome has significantly expanded their Alaska based Donlin development team including the addition of a new General Manager for the project with operations experience at major mines in the United States and senior level experience within the Alaska State Department of Natural Resources. The State of Alaska has assigned members of a large mine permit team to the Donlin Creek project and is closely working with the Joint Venture. With recent positive initiatives by the State of Alaska to streamline the permit process and with strong support from Calista Corporation and The Kuskokwim Corporation, the two Alaska Native Corporations that own the sub-surface and surface rights to the property, the project is well positioned to move through the permit process in a timely manner. Other factors supporting a smooth permitting process include the project's relatively dry interior climate, easy assessable terrain, minimal impact to species and habitats and significant economic benefits to the region from the development of a major mining operation at Donlin Creek.

Considerable expansion potential remains at Donlin Creek where the current 25 million ounce resource is only a small portion of the overall property. Several other potential resource areas have been identified along the 10-kilometer long mineralized gold trend defined by surface sampling and numerous high-grade drill results. These target areas have not had sufficient drilling to be included in the current resource inventory but remain highly prospective for future discovery. Management is confident that additional drilling will result in further resource expansion demonstrating that Donlin Creek is a major new North American gold district.

NovaGold Resources Inc. Annual Report 2004

In-fill core drilling on the Rock Creek deposit

Nome Operations

The 1999 acquisition of Alaska Gold - with its gold resources, sand-and-gravel business and property holdings in and around Nome Alaska - was the first key business activity of NovaGold following its 1998 reorganization under the current management. Today, NovaGold's activities in Nome are less prominent with the success of Donlin Creek and Galore Creek but the Company continues to generate revenues from its Nome Operations and is working toward realizing the greater growth potential of its three key interests in the Nome area: the Rock Creek open-pit gold deposit, the Nome gold-in-gravel resource, and the large sand-and-gravel aggregate resource.

Nome is located on the Bering Sea on the southern shore of the Seward Peninsula which has a relatively dry climate, easily accessible terrain and some of the best infrastructure in the State of Alaska with roads providing year-around access to the property -ideal for mineral exploration and mine development. The City of Nome has a year-around population of approximately 4,000 and serves as the logistical and administrative center for Western Alaska. Nome has daily commercial jet service and large container barge traffic service from June through October. In addition NovaGold's operating sand-and-gravel and land businesses give the Company an important operational presence in the community. The area is characterized by cool summers and cold winters with relatively low annual precipitation averaging less than 16 inches per year, mostly as rain in summer.

Though the total resource of 3.3 million resource ounces at the Nome Operations is not as large in terms of resource base as NovaGold's world class Donlin Creek or Galore Creek projects, it is significant as it will allow the Company to build its operations team and to transition from an exploration/development stage company to a cash flow positive, growing gold producer over the next couple of years. Furthermore, the Company believes that the gold rich district around Nome is an excellent long-term target for focused modern exploration techniques and has potential for new world class discoveries similar to those seen in the other major gold belts in the region.

Rock Creek

Rock Creek is anticipated to be NovaGold's first development stage project to begin significant gold production for the Company. With completion of a positive Feasibility study and receipt of the construction permits in the early 2006, first gold production of roughly 100,000 ounces per year is targeted to begin at Rock Creek by late 2006 or early 2007. The project is located just outside the town of Nome, Alaska partly on 14,000 acres (5,700 hectares) of patented private land owned 100% by NovaGold and partly on land owned by the Bering Straits Native Corporation. NovaGold holds an exploration and mining lease on approximately 20,000 acres (8,100 hectares) of Bering Straits Native Corporation lands, as well as a surface use agreement with Sitnasuak Native Corporation, the local Nome village corporation.

The Rock Creek project is located only seven miles from the City of Nome and is accessed by state maintained roads. Positive

NovaGold Resources Inc. Annual Report 2004

attributes of the project include the presence of the nearby town site infrastructure and power, simple mining and processing, modest capital costs and exploration expansion potential. Permitting is also anticipated to be a straightforward and timely process, due to community support for the project and based on the long history of mining in the area.

Mineralization at Rock Creek occurs as stockwork and sheeted veins with relatively coarse, native gold occurring along fractures and veins, making the deposit amenable to recovery by gravity and flotation processes. The mineralized zone covers an area roughly 500 meters wide and 1,500 meters long, and as currently modeled, the pit will reach 100 meters in depth. The individual mineralized zones within the deposit typically range from 10 to 50 meters in width.

Working with independent engineering firms, Norwest Corporation and AMEC E&C Limited, the Company completed extensive in-fill drill work and detailed engineering in preparation for a final Feasibility study. The 2004 drill program included 20,000 feet (5,900 meters) of drilling in 82 core and rotary holes for in-fill and resource estimation work.

As currently envisioned the Rock Creek project will be developed into a conventional open pit mine producing approximately 100,000 ounces of gold per year at a cash cost of US$200-$250 per ounce. Capital cost are estimated between US$40-$50 million. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price and grade, followed by changes to the operating costs and then to changes in capital costs. Test work at Rock Creek has shown favorable metallurgy with greater than 80% of the gold recoverable using simple and inexpensive gravity methods. When combined with flotation of the gravity tails and additional gravity separation, gold recovery is anticipated to be in excess of 90% with gold doré poured on-site.

The mine would process between 5,000 and 7,000 tonnes of ore per day on a year-around basis. The Company has decided to include higher-grade material in the ongoing Feasibility study from a second deposit in the district called Big Hurrah which has the potential to materially increase the project rate of return. Drilling in 2004 at Big Hurrah was designed to confirm historic work and form the basis for a new resource estimate on the property. The 2004 drilling included nearly 10,800 feet (3,300 meters) in 62 core and rotary holes. A resource estimate is anticipated to be completed at Big Hurrah in the first half of 2005 for inclusion in the Rock Creek Feasibility study. With the abundance of exploration targets controlled by the Company in the district, such as Big Hurrah, it is management's view that additional resources may be found that would considerably extend the planned life of the project.

The major mining equipment fleet for the Rock Creek project would consist of four 100 tonne trucks and one 12 cubic meter front end loader. The project would employ approximately 120 skilled workers to operate the mine and mill operations. It is anticipated that on-site construction would take nine months to one year. The project would have a total power requirement of 5 to 7 MW supplied from the local power utility, Nome Joint Utility System.

2005 Feasibility Study Development Work

Engineering studies in support of the Feasibility study in the second half of 2005 include refined geotechnical, hydrologic, and metallurgical studies along with final pit design and optimization. In addition to Norwest, NovaGold has retained several specialized firms for the Feasibility work including: Golder Associates, Inc. to conduct geotechnical evaluations; Water Management Consultants (WMC) Group to assess the hydrologic characteristics; Smith Williams Consultants (SWC) for dam design and site work; Pennstrom

NovaGold Resources Inc. Annual Report 2004

NovaGold geologist, John Odden and consulting geologist, Paul Lindberg, discussing sheeted veins at Rock Creek

Consulting for metallurgical evaluation and design; Roberts and Schaefer for mill design; and Bristol Environmental & Engineering Services Corporation to manage overall project permitting of the Rock Creek site.

In preparation for mine permitting NovaGold has collected detailed baseline environmental data for an Environmental Information Document that can be used by the U.S. Corps of Engineers to develop an Environmental Assessment (EA) document for the project. The Company has hosted several community informational meetings on the project and has generally received broad community support because of the minimal environmental impacts anticipated from the project and significant economic benefits the project would contribute to the local communities. Consultation with the permitting agencies for the project indicates that permits may be received by early 2006 with construction to begin immediately thereafter. With an anticipated 9 month to one year construction period, production would be targeted to commence by late 2006 or early 2007. A budget of US$4 million not including capital expenditures is planned for the development work in 2005 at Rock Creek.

Nome Gold

The Nome Gold property is located on patented private lands owned by the Alaska Gold Company, a wholly-owned subsidiary of NovaGold. The Company is undertaking a Preliminary Economic Assessment study to evaluate restarting gold production from the historic deposits of the famous Nome goldfields. The area has historically produced nearly 5 million ounces of gold over the last 80 years from shallow, flat-lying sand-and-gravel deposits. The study will assess the viability of a combined gold and aggregate production facility.

The Nome Gold property currently contains a historic resource of 1.2 million ounces of measured and indicated gold resources and an additional 1.1 million ounces of inferred gold resource (See Resource Note 4). This material is part of a 295 million tonne sand-and-gravel aggregate resource. Outside of the defined gold resource area, an additional sand-and-gravel resource of 847 million tonnes has been identified, for a total sand-and-gravel resource in excess of 1 billion tonnes. This is one of the largest sources of construction aggregate on the Pacific Rim, located on private lands with immediate access to a port.

The gold resources are defined by approximately 7,000 drill holes. NovaGold has completed a 3-D geologic model of the deposit with specific attention to outlining the higher grade portions of the overall resource. These higher grade zones will be the focus of the initial economic evaluation. The study will examine utilizing a conventional truck and loader operation or the potential of restoring the Company's two bucketline dredges to operation in combination with a state-of-the art gold recovery plant. The processed gravels would be screened and/or crushed to produce a high value

NovaGold Resources Inc. Annual Report 2004

aggregate product for sale into the regional construction market. Capital for the project will be reduced by synergies with the Rock Creek open pit and should be modest.

Until 1998, the Nome goldfields were profitably mined solely as alluvial gold operations producing about 25,000 ounces of gold annually. Mining was shut-down in 1998 on the project due to low gold prices. NovaGold's current business plan for the Nome Gold project envisions the potential to restart operations with a target to ultimately produce annually 50,000 ounces of gold or more, along with several million tonnes of sand-and-gravel co-product. This combination of a low-cost gold production facility integrated with the on-going sand-and-gravel operation and operational synergies with Rock Creek could allow the project to produce gold at an estimated cash cost of US$200-$250 per ounce. The economic assessment study will define the capital and operating cost parameters. The Company has budgeted $700,000 (US$500,000) for delineation drilling and engineering work in 2005 and is developing a business plan for the accelerated development of value-added products from the on-going sand-and-gravel operations which is expected to be completed by mid-2005.

NovaGold geologist, Bill Kulash, logging chips at Rock Creek

Historic gold dredge in Nome goldfields

Nome Sand-and-Gravel Operations

Since 1999 the Company has generated a considerable portion of its operating cash flow from sand-and-gravel aggregate sales taken from existing stockpiles of material that were the by-product of historic mining operations. The expansion of this business into higher value-added products is now being considered. With its huge, sand-and-gravel aggregate resources located near the Port of Nome, the Company sees potential to expand its aggregate business well beyond its existing Western Alaska market. NovaGold believes that many synergies may exist between an enhanced aggregate operation, increased gold recovery from alluvial deposits at Nome and the development of open pit operations at Rock Creek.

Finally, in 2004 the Company completed a land management plan in coordination with the City of Nome for the Company's 14,000 acres of surface and subsurface land holdings in and around the city limits. As part of the land management plan NovaGold intends to continue to sell non-mineral potential lands over time to generate additional revenues for the Company. The State of Alaska has initiated construction of the Glacier Creek bypass road, a three mile access route that will improve access from the community of Nome to the Rock Creek area. The Glacier Creek by-pass road, the on-going Port expansion project, and other potential land sales are all anticipated to have a favorable impact on the Company's land and sand-and-gravel revenues for the year.

NovaGold Resources Inc. Annual Report 2004

NovaGold geologist, Doyle Albers, mapping on the Ambler project

Ambler

NovaGold's latest addition to the portfolio is its strategic alliance with Rio Tinto on the Ambler property located in Northwestern Alaska. The Ambler project is located approximately 180 miles southeast of the Red Dog mine, the worlds largest zinc mine, operated by Teck-Cominco. NovaGold is acquiring a 51% interest in the Ambler property, through an option agreement with Kennecott Exploration Company and Kennecott Arctic Company, subsidiaries of Rio Tinto plc. NovaGold is manager of the project through to the completion of a final positive Feasibility study.

The Ambler property consists of 35,000 acres (14,000 hectares) including patented lands and State of Alaska claims covering a precious metal rich, volcanogenic massive sulfide (VMS) district. This project is an ideal fit with our corporate strategy to focus on acquiring high quality, precious metal rich mineral districts where existing resources can be expanded by well executed exploration programs. Although the Ambler project is the earliest stage of the Company's development stage projects, management believes that there is excellent potential to both expand the existing resource at the Arctic deposit, as well as identify new high quality targets along the 40 kilometers of favorable volcanic stratigraphy.

The project contains multiple promising prospects with the most advanced target, the Arctic deposit, hosting an historic inferred resource of 36 million tonnes with precious metals grading 0.7 g/t gold and 55 g/t silver (1.6 g/t gold equivalent) and base metals grading 4% copper, 5.5% zinc and 0.8% lead (7% copper equivalent).

The Arctic deposit ranks among the largest and richest VMS deposits in the world based on total in-situ metal value and in-situ value per tonne. The contained precious metals in this resource total over 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead.

The Ambler district was first discovered by Rio Tinto's subsidiary Bear Creek Exploration in the late 1960's and by the early 1970's project development stalled as a result of Alaska's land claims settlement between Native, State and Federal interests. It took over 20 years before the selections were finalized, and then low metal prices hampered project development. The land claims have since been settled and the Alaska Native Corporations are looking for opportunities that present long-term sustainable development from their lands. Rio Tinto has joined with NovaGold to develop this project specifically because of NovaGold's success in Alaska in working with local communities, Native Corporations and State and Federal government agencies to advance projects towards development.

2004 Exploration and Development Program

In 2004, NovaGold completed 3,000 meters (9,800 feet) of drilling at the Ambler project, in addition to completing extensive detailed structural mapping, re-logging and re-sampling of the existing historic core to update and refine the 3D model of the Arctic deposit.

NovaGold Resources Inc. Annual Report 2004

This effort included: 1) definition of the structural framework of the mineralization, 2) better definition of both the precious metal distribution and zonation patterns, and 3) definition of the mineralized and alteration packages, in particular quantifying the alteration associated with the higher grade mineralization.

Current 3D modeling suggests that the deposit occurs as at least two extensive and continuous ore horizons along both limbs of a relatively flat-lying fold opening to the southeast. The mineralized horizons in the upper limb of the fold outcrop just below a prominent topographic ridge on the east side of the deposit that roughly parallels the surface topography dipping to the west at approximately 150 meters depth.

In the central part of the deposit, the ore horizons have undergone extensive folding within a structural corridor resulting in thickening of the sulfide-bearing horizons. Drill holes within this northeast-trending "cascade" zone typically contain the thickest mineralized intercepts encountered in the deposit. Mineralization has been intercepted over a 1 kilometer by 1 kilometer area and remains open toward the south, east and northeast. In addition, there is significant potential to increase the resource on the lower limb of the fold where only a few drill holes have been drilled to a depth sufficient to intersect the horizon.

Outlook for 2005 and Beyond

Plans for 2005 on the Ambler project include completion of an independent resource estimate utilizing the current and historic drill results, NovaGold's updated 3D geologic model, as well as completion of a detailed transportation and power alternatives study for use in an independent Preliminary Economic Assessment study for the project.

High-grade core from a 26.2 meter interval in drill hole AR04-79 assaying 4.9% copper, 7.4% zinc, 68.7g/t silver, and 1.0 g/t gold

Core drilling on the Arctic deposit

The Company will also initiate a regional exploration program to define and evaluate other high quality targets along the 50 mile long district by using regional geologic mapping, geophysical surveys and surface geochemistry.

As on its other projects, NovaGold will be working closely with the local communities, Nana Corporation (the regional native corporation) and the State of Alaska as part of an on-going Northwestern Alaska Resource Transportation Study which includes the Ambler property as a priority area for infrastructure planning. Four potential access corridors have already been defined by the State of Alaska for access to the project area as part of that study and further work is planned by the State in 2005.

In addition to studies on project access, the Company has also initiated a study to look at various potential power approaches for the project including the possible use of green alternative energy sources such as wind or hydro co-generation from nearby local resources. NovaGold has budgeted a minimum $1.5 million (US$1 million) for exploration and development work on the Ambler project for 2005.

NovaGold Resources Inc. Annual Report 2004

Metal Resources

The table on the following pages sets forth NovaGold’s interest in the Measured, Indicated and Inferred gold mineral resources at each of its advanced stage properties in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

These mineral resource figures have been carefully prepared and verified by experienced and independent qualified third parties. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. None of the Company’s resources can currently be classified as a mineral reserve until the completion of at least a preliminary feasibility study.

Mineral Resource

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories:

An Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated

NovaGold Resources Inc. Annual Report 2004

Core drilling on the Junction deposit at Galore Creek

with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances or losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves:

A Probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant actors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System. For a more detailed description of the key assumptions, parameters and methods used in estimating resources, see NovaGold’s most recent Annual Information Form on file with Canadian securities authorities at www.sedar.com.

NovaGold Resources Inc. Annual Report 2004

Resource Tables

Gold Resources
Rounding differences may occur

Property	Resources			Resources			Total Resources			NovaGold
	Measured & Indicated			Inferred			Measured, Indicated & Inferred			after Earn-ins

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained
	(M)	Gold g/t	ozs.(M)	(M)	Gold g/t	ozs.(M)	(M)	Gold g/t	ozs.(M)	ozs.(M)

DonlinCreek(1)	117.5	3.00	11.142	142.2	3.10	14.308	259.7	3.10	25.450	7.635

Galore Creek(2)
Central & SW	285.9	0.44	4.028	98.8	0.37	1.173	384.7	0.42	5.201	5.201
Copper Canyon	-	-	-	164.8	0.54	2.860	164.8	0.54	2.860	2.288

Nome District
Rock Creek(3)	6.4	2.70	0.555	2.9	2.80	0.303	9.3	2.77	0.858	0.858
Saddle(3)	-	-	-	3.6	2.20	0.260	3.6	2.20	0.260	0.260
Nome Gold(4)	139.1	0.26	1.172	156.5	0.21	1.066	295.5	0.24	2.237	2.237

Ambler(5)	-	-	-	36.3	0.70	0.817	36.3	0.70	0.817	0.417

Shotgun(6)	-	-	-	32.8	0.93	0.980	32.8	0.93	0.980	0.490

Total			16.897			21.767			38.665	19.388

							Total Measured & Indicated			9.098
							Total Inferred			10.290
							Total Measured, Indicated & Inferred			19.388

Silver Resources
Rounding differences may occur

Property	Resources			Resources			Total Resources			NovaGold
	Measured & Indicated			Inferred			Measured, Indicated & Inferred			after Earn-ins

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained
	(M)	Silver g/t	ozs.(M)	(M)	Silver g/t	ozs.(M)	(M)	Silver g/t	ozs.(M)	ozs.(M)

Galore Creek(2)
Central & SW	285.9	5.7	52.0	98.8	4.8	15.3	384.7	5.5	67.3	67.3
Copper Canyon	-	-	-	164.8	7.2	37.9	164.8	7.2	37.9	30.3

Ambler(5)	-	-	-	36.3	54.9	64.1	36.3	54.9	64.1	32.7

Total			52.0			117.3			169.3	130.3

							Total Measured & Indicated			52.0
							Total Inferred			78.3
							Total Measured, Indicated & Inferred			130.3

Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System. Total MI&I Gold Resources are potential gold resources that will require additional exploration to elevate the Inferred Resource components to the higher Measured and Indicated Resource categories. See the adjacent numbered footnotes on resource information. Resources are also reported as net values to NovaGold after all project earn-ins.

NovaGold Resources Inc. Annual Report 2004

Copper Resources
Rounding differences may occur

Property	Resources			Resources			Total Resources			NovaGold
	Measured & Indicated			Inferred			Measured, Indicated & Inferred			after Earn-ins

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained
	(M)	Copper %	lbs.(M)	(M)	Copper %	lbs.(M)	(M)	Copper %	lbs.(M)	lbs.(M)

Galore Creek(2)
Central & SW	285.9	0.73	4,611	98.8	0.54	1,183	384.7	0.68	5,794	5,794
Copper Canyon	-	-	-	164.8	0.35	1,160	164.8	0.35	1,160	928

Ambler(5)	-	-	-	36.3	4.0	3,201	36.3	4.0	3,201	1,633

Total			4,611			5,544			10,155	8,355

							Total Measured & Indicated			4,611
							Total Inferred			3,744
							Total Measured, Indicated & Inferred			8,355

Zinc Resources
Rounding differences may occur

Property	Resources			Resources			Total Resources			NovaGold
	Measured & Indicated			Inferred			Measured, Indicated & Inferred			after Earn-ins

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained
	(M)	Zinc %	lbs.(M)	(M)	Zinc %	lbs.(M)	(M)	Zinc %	lbs.(M)	lbs.(M)

Ambler(5)	-	-	-	36.3	5.5	4,401	36.3	5.5	4,401	2,245

Total						4,401			4,401	2,245

							Total Measured & Indicated			-
							Total Inferred			2,245
							Total Measured, Indicated & Inferred			2,245

Resource Footnotes

1.
The Measured, Indicated and Inferred resource estimates at Donlin Creek were updated April 2003 by AMEC E&C Services Limited (AMEC), Placer Dome and NovaGold. The model contains a total of 85,760 assays from 171,968 meters (564,200 feet) of drilling and trenching. Dr. Harry Parker, P.Geo. of AMEC and Mark Jutras, Senior Mining Engineer, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101. NovaGold currently owns 70% of Donlin Creek subject to Placer Dome's right to earn an additional 40% interest in the project.

2.
The Measured, Indicated and Inferred resource estimate at Galore Creek was updated for NovaGold May 2004 using a 0.5% copper equivalent cut-off grade by Hatch Engineering with Peter A. Lacroix, P. Eng., principal of Associated Mining Consultants Ltd. as qualified person. Copper Canyon resource estimated January 2005 by Gary Giroux and Robert Morris, Hatch Ltd., Vancouver, B.C., Canada.

3.
The Measured, Indicated and Inferred resource estimate at Rock Creek and Saddle were completed in 2000 by qualified persons, Phil St. George and Robert Prevost, with NovaGold Resources Inc. An independent Preliminary Economic Assessment Study (Scoping Study) was completed in August 2003 by Norwest Corporation on the Rock Creek project.

4.	The Measured, Indicated and Inferred resource estimate at the Nome Gold Project was completed in year 1999 by qualified person, Norm Johnson, with the Alaska Gold Company.
5.
The Ambler Project is operated by NovaGold, and the company is earning a 51% interest from subsidiaries of Rio Tinto plc. The resource is classified as an historic Inferred resource estimate based on 70 drill holes completed by Kennecott through 1989.

6.
The Inferred Resource estimate at Shotgun was completed in 1998 by qualified persons Phil St. George and Robert Prevost, with NovaGold Resources Inc. TNR Gold Corp. has optioned the project and may earn a 50% interest in the property.

NovaGold Resources Inc. Annual Report 2004

Environmental Policy Statement

NovaGold recognizes environmental management as a corporate priority. NovaGold cares about preserving our environment for future generations, while also providing for safe, responsible, and profitable operations by developing our natural resources for the benefit our employees, shareholders, and community.

In adopting the following Statement of Principles throughout all stages of exploration, development, mining, and closure, NovaGold intends to set and maintain standards of excellence for environmental performance at all our operations.

  NovaGold will communicate our commitment to excellence in environmental performance to our subsidiaries, employees, contractors, other agents, and the community.
  All new activities and operations will be managed to ensure compliance with applicable laws and regulations. In the absence of regulation, best management practices will be applied to minimize environmental risk.
  Remediation and mitigation of historic mining impacts on properties acquired by NovaGold will be managed through the cooperative involvement of NovaGold with previous owners, government agencies, and the community.
  In order to achieve our commitment to environmental excellence, NovaGold will utilize an environmental management system that ensures prioritization, planning, implementation, monitoring, and honest reporting.
  NovaGold will strive to minimize releases to the air, land, or water and will ensure appropriate treatment and disposal of waste.
  NovaGold will allocate the necessary resources to meet our reclamation and environmental obligations.
  NovaGold will continuously seek opportunities to improve our environmental performance through adherence to these principles. NovaGold will regularly report progress to our employees, shareholders and the community.

Social License & Sustainable Development Statement

NovaGold is committed to sustainable development, protection of human life, health, the environment, and to adding value to the communities in which we operate. We believe that mines can be developed in ways that minimize environmental impacts and benefit shareholders and local communities.

We are committed to the principles of sustainable development including:

  The conservation and preservation of natural resources and of the environment;
  The equitable sharing of the benefits of economic activity; and
  The enhancement of the well-being of people.

Our objective is to provide increased returns to our shareholders while creating value for our wider set of stakeholders through the fulfillment of our social responsibilities. We believe this approach can result in strategic opportunities developing for the Company in the regions we work while reducing elements of project development risk.

To the best of our abilities, NovaGold will:

  Train our people and provide the resources to meet our social objectives;
  Respect the social, economic and cultural rights of local and indigenous people;
  Apply best industry practices and techniques to our operations;
  Adopt policies and standards and operating practices that ensure ongoing improvement;
  Share our success by partnering with stakeholders in community development programs;
  Assess our performance against our policies and standards; and
  Strive to communicate with communities, stakeholders and shareholders in an accurate, transparent and open manner.

We will strive to maintain the actions and conduct of every NovaGold employee and contractor on this basis to achieve the highest standards.

Cautionary Note

The Annual Report contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NovaGold Resources Inc. Annual Report 2004

Management’s Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated February 28, 2005 and provides an analysis of NovaGold's financial results for the year ended November 30, 2004 compared to the previous year. At February 25, 2005 the Company has 66.1 million common shares issued and outstanding. The following information should be read in conjunction with the Company's November 2004 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in preparation of these financial statements except that at December 1, 2003 the Company prospectively adopted the revised requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 “Accounting for Stock-Based Compensation and Other Stock-Based Payments”. All amounts are expressed in Canadian dollars unless otherwise indicated.

On July 15, 2004, the Company acquired all of the approximately 45% of the outstanding common shares of SpectrumGold Inc. (SpectrumGold) not previously held by the Company in a share exchange at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. The Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a deemed price of $6.41 per share, being the market price at the date the proposed arrangement was announced. On July 15, 2004, the Company also assumed existing SpectrumGold stock options, warrants and a property option agreement under which 1,734,072, 74,074, and 222,222 of the Company's shares were issuable to the holders, respectively, and SpectrumGold became NovaGold Canada Inc. The total purchase price allocated to the shares issued and convertible instruments assumed was $64.1 million of which $9.4 million was allocated to the book value of acquired minority interest and $85.0 million was added to the carrying value of the Galore Creek project including $30.3 million provided for future income taxes under purchase accounting. The minority interest shown in the consolidated statements of operations and deficit relates only to the period to July 15, 2004.

Description of Business

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company's Nome, Alaska operations. NovaGold had $56 million of cash at November 30, 2004 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company.

The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

The Company's major properties are:

  a joint venture interest in the Donlin Creek gold property in Alaska, the Galore Creek gold-silver-copper property in northwest British Columbia, the Ambler copper-zinc-silver-gold property in Alaska, and the Rock Creek, Big Hurrah and Nome Gold properties near Nome, Alaska.

Donlin Creek

The Company's flagship project is the Donlin Creek property which contains a measured and indicated resource estimated at 11 million ounces of gold and an inferred resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a bankable feasibility study and making a positive construction decision, for a mine that would produce at least 600,000 ounces of gold per annum, on or before November 2007. At the current daily production throughput being contemplated of 30,000 tonnes per day the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Galore Creek

The Company's Galore Creek property is held under a 100% option by NovaGold, and contains an indicated resource estimated at 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource estimated at 1.4 million ounces of gold and 0.9 billion pounds of copper, and is one of the largest undeveloped gold-copper resources in North America. NovaGold also has an option to earn an 80% interest in the nearby Copper Canyon deposit which contains an additional inferred resource of 2.8 million ounces of gold, 38 million ounces of silver and 1.2 billion pounds of copper. In addition there are several other identified deposits for which resources are currently being estimated. Based on a Preliminary Economic Assessment conducted by the international, independent engineering services firm Hatch, a 30,000 tpd milling operation could produce 200 million pounds of copper concentrate containing 270,000 ounces of gold and 1.8 million ounces of silver annually during the first five years of mine life.

Ambler

The Ambler project is located approximately 180 miles southeast of the largest zinc mine in the world: Teck-Cominco's Red Dog mine

NovaGold Resources Inc. Annual Report 2004

Management’s Discussion and Analysis

in northwestern Alaska. NovaGold is acquiring a 51-per-cent interest in the Ambler property through an option agreement with Kennecott Exploration Company and Kennecott Arctic Company, subsidiaries of Rio Tinto plc. NovaGold is manager of the project through to the completion of a final positive feasibility study. An historic inferred resource of 36.3 million tonnes grading 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver has been estimated for the Arctic deposit, one of a series of massive sulfide copper-zinc-lead-gold-silver deposits in the Ambler mining district. This resource contains 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver.

Nome Operations

The Nome Operations consist of three separate advanced development stage projects located near the town of Nome, Alaska: Rock Creek, Big Hurrah and Nome Gold - all owned 100% by NovaGold. Each one is described below:

Rock Creek
The Rock Creek property is located 8 miles north of Nome, Alaska and contains a measured and indicated resource estimated at 0.55 million ounces of gold and an inferred resource estimated at 0.56 million ounces of gold. Independent engineering firm Norwest Corporation completed a Preliminary Economic Study on the Rock Creek property for the Company in August 2003 and the Company has since initiated a Feasibility Study to evaluate the economics for the development of a mine that could produce 100,000 ounces of gold annually.

Big Hurrah
The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Company is currently evaluating an historical resource containing approximately 100,000 ounces of near-surface gold mineralization that could be mined and trucked to a milling facility located at Rock Creek. This smaller, but higher grade material would supplement the Rock Creek deposit.

Nome Gold
The Nome Gold property is located 3 miles north of Nome, Alaska and contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. The resources are hosted by near-surface unconsoli-dated sands and gravels. More than 4 million ounces of gold have been extracted from the land owned by the Company since discovery around 1900. Mining was shut-down on the project in 1998 due to low gold prices at the time. In 2004 the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques. This work will continue in 2005.

Results of Operations

Revenues from the Company's land and gravel sales, gold royalties and other revenues were $2.5 million during the year ended November 30, 2004 compared with $1.2 million in 2003 and $2.1 million in 2002. The increase in revenues is mainly due to increased land sales within the Nome, Alaska city limits. Interest income increased to $1.3 million for the year ended November 30, 2004 compared with $0.3 million in 2003 and $0.2 million in 2002 due to the Company's larger cash balances held during the year and the implementation of a formal cash management program in 2003. The Company had anticipated a significant land sale for the expansion of the Nome airport in 2004 however, in February 2005, the Company received notification that the authorities will not be pursuing the airport expansion.

Expenses were $12.0 million for the year ended November 30, 2004 compared with $8.3 million in 2003 and $5.5 million in 2002, including in those years $5.8 million, $23,000 and zero, respectively, for stock based compensation for which an equivalent amount was added to shareholders' equity. Under the new CICA rules there was a charge for stock-based compensation of $5.8 million during the year for options granted to directors, officers, employee and service providers. As permitted by the new rules in CICA 3870, the Company elected for the year ended November 30, 2003 not to apply fair value accounting and to measure the compensation cost using the intrinsic value method for awards of stock options to officers, employees and directors under the Company's stock-based compensation plan and to only recognize the stock-based compensation charge of $23,000 for options granted to non-employees. There was no comparable charge in 2002.

Other items of significance are the write-downs of mineral properties and the foreign exchange gain or loss. The Company recorded a mineral property write-down of $0.3 million during 2004 compared with $1.6 million in 2003 and $0.9 million in 2002. In 2004, the write-down is associated with the Company's plans to sell 650399 BC Ltd (BC Ltd), a wholly-owned subsidiary of NovaGold Canada Inc. which holds the Company's Yukon and British Columbia assets other than Galore Creek and its adjacent properties. Since the proceeds from the sale of BC Ltd are anticipated to be $0.3 million less than the assets' original book value, the Company wrote-down the assets by the same amount. In 2003, the transfer of the Company's Yukon properties to BC Ltd. resulted in a $1.5 million write-down. The Company recorded a $0.1 million foreign exchange gain in 2004 compared with a $1.1 million foreign exchange loss in 2003 and a $0.3 million gain in 2002. The foreign exchange loss in 2003 was mainly due to the effect of the strengthening of the Canadian dollar during that year on the Company's US dollar cash positions early in 2003.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees have increased to $6.1 million in 2004 compared with $5.4 million in 2003

NovaGold Resources Inc. Annual Report 2004

and $5.0 million in 2002. General and administrative costs have increased largely because of increased insurance, regulatory, legal and stock exchange fees, and costs of the Company's expanded listings of its securities. Wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

The Company had a net loss of $8.4 million (or $0.14 per share) for the year ended November 30, 2004, compared with a net loss of $7.0 million (or $0.14 per share) in 2003 and a net loss of $3.5 million (or $0.10 per share) in 2002. The net loss in 2004 would have been $2.6 million (or $0.04 per share) excluding the non-cash stock-based compensation charge of $5.8 million during the year. After removing the impact of stock-based compensation, the decrease in net loss is due mainly to increased land sales at the Nome operations and increased interest income from the Company's cash balances.

Selected Financial Data

The following annual and quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Annual Information

Fiscal years ended November 30, 2004, 2003 and 2002, in $000's except per share amounts:

	2004	2003	2002
	$	$	$

Net revenues	3,469	1,259	2,082
Expenses and other	(11,845)	(8,212)	(5,539)
Loss for the year	(8,376)	(6,953)	(3,457)
Loss per share - basic and diluted	(0.14)	(0.14)	(0.10)
Expenditures on mineral properties and related deferred costs(1)
USA	8,455	5,877	13,872
Canada	102,591 (2)	4,637	92
Total assets	210,499	99,958	52,723
Total long term financial liabilities	(740)	(751)	(1,496)
Minority interest	-	(9,130)	-

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03
	$	$	$	$	$	$	$	$

Net revenues	946	1,207	581	735	575	359	99	226
Loss for the quarter	(1,263)	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)	(1,360)
Loss per share - basic and diluted	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)
Expenditures on mineral properties
and related deferred costs(1)
USA	3,852	3,153	970	480	2,916	1,942	781	238
Canada	7,621	92,980 (2)	1,553	437	(109)	4,700	24	22

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries and option payments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. as restated.

NovaGold Resources Inc. Annual Report 2004

Management’s Discussion and Analysis

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the fourth quarter, the Company expended $11.5 million on mineral properties and related deferred costs. Of this amount, $7.4 million related to spending at the Galore Creek project located in northern British Columbia and $1.8 million related to spending at the Rock Creek project located in Nome, Alaska. Also during the fourth quarter, the Company's board of directors approved a new non-executive directors' fees payment for the entire year of $0.1 million.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants and the write-offs of mineral property costs previously capitalized. The majority of the Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in 2004.

Liquidity and Capital Resources

The Company expended $3.2 million on net operating activities during the year ended November 30, 2004 compared with $5.0 million in 2003 and $1.4 million in 2002.

The Company generated net proceeds from financing activities of $25.9 million in 2004 compared with $46.1 million in 2003 and $35.6 million in 2002. The majority of the proceeds arose from private placement share issuances. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents as part of the private placement of which all of the warrants are outstanding as of the date of this report. An amount equivalent to the gross proceeds of $20.0 million will be renounced for Canadian tax purposes to the purchasers effective December 31, 2004. Under new CICA guidelines, approximately $7.0 million will be deducted from share capital and added to deferred income taxes at the time of renunciation to reflect the tax deductions foregone by the Company. The Company received net proceeds of $33.1 million in 2003 and $31.6 million in 2002 from the issuance of common shares from private placements. The Company received $7.8 million in 2004 from the exercise of stock options and warrants compared to $13.0 million in 2003 and $5.2 million in 2002.

The Company expended $26.4 million on investing activities during 2004 compared with $0.9 million net in 2003 and $14.2 million in 2002. During the year, the Company expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, located immediately north of the Galore Creek property. The Company expended $25.9 million in 2004 on mineral properties and related deferred costs compared with $7.3 million in 2003 and $14.0 million in 2002. The majority of the 2004 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. The Company significantly expanded mineral resources at the Galore Creek project and undertook new studies on the potential of developing a mine at the Rock Creek property. In 2003, the Company transferred its Yukon and British Columbia assets into SpectrumGold and initially held less than 50% ownership. Subsequently, the Company participated in a number of private placements in SpectrumGold and secured a controlling interest. The share transactions in SpectrumGold gave rise to several fair value adjustments. In 2002, the primary focus of mineral property expenditures was on the Donlin Creek property in Alaska, USA. In 2002, the Company exceeded US$10 million of expenditures on the Donlin Creek gold property, and thereby earned a 70% interest in the project from Placer Dome, subject to certain back-in rights which Placer Dome has elected to pursue.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At November 30, 2004, the Company's aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company's leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$

2005	117
2006	287
2007	289
2008	285
2009	285
Thereafter	2,013

NovaGold Resources Inc. Annual Report 2004

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2004 the Company had cash and cash equivalents of $56.1 million. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. The Company intends to spend the entire amount on the Galore Creek project located in northern British Columbia prior to December 31, 2005.

In 2005, the Company has budgeted to invest a minimum of $37 million on exploration and development programs on its properties. This work is anticipated to include a minimum of 60,000 meters of drilling with the majority of the work focused on the Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend $20 million on at least 50,000 meters of drilling with the objective to advance the Inferred mineral resource at Galore to the Indicated category for which quantity, quality and physical characteristics of the deposit can be estimated with confidence to support mine planning and the overall economic viability of the project. The Company plans to spend a minimum $5 million on project engineering and environmental work. The objectives are to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from 2004 drilling and latest engineering estimates, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations and to conclude a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study has been initiated using the services of the independent engineering firm Norwest Corporation. The Company is completing additional in-fill drilling and metallurgical testwork as part of the final feasibility study. The budget of US$4 million is planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million is anticipated to be expended, mainly on drilling at the Big Hurrah project, located 45 miles from Rock Creek.

The Company is still assessing the results of the 2004 season work at both the Galore Creek and Rock Creek projects and may change the planned expenditures on those projects dependent on the final 2004 season results.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

No financial contribution is required by NovaGold in 2005 for the Donlin Creek project but US$11 million is budgeted to be invested by Placer Dome on engineering and environmental studies for development of the project. Studies in 2004 identified feasible alternatives for project access and power supply.

Related Party Transactions

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

The Company is in the process of selling BC Ltd, which holds the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are anticipated to be shares in the new company at a fair value of $2.75 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus no gain or loss on the sale is anticipated. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates

NovaGold Resources Inc. Annual Report 2004

Management’s Discussion and Analysis

of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undis-counted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company's accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

On December 1, 2003 the Company prospectively adopted the revised requirements of Handbook Section 3870 “Accounting for Stock-Based Compensation and Other Stock-Based Payments” whereby the fair value of awards to both employees and non-employees are charged to the income statement. The Company granted 1,860,000 stock options to directors, officers, employees and service providers and recorded a stock-based compensation charge of $5.8 million during the year.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are

NovaGold Resources Inc. Annual Report 2004

dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals

The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NovaGold Resources Inc. Annual Report 2004

Consolidated Financial Statements
November 30, 2004, 2003 and 2002

Management’s Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer

[signed: R. J. (Don) MacDonald]

R. J.(Don) MacDonald
Senior V.P. & Chief Financial
Officer February 18, 2005

Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended November 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

[signed: PricewaterhouseCoopers LLP]

Chartered Accountants
Vancouver, British Columbia
February 18, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

[signed: PricewaterhouseCoopers LLP]

Chartered Accountants
Vancouver, British Columbia
February 18, 2005

NovaGold Resources Inc. Annual Report 2004

Consolidated Balance Sheets
November 30, 2004 and 2003

	in thousands of Canadian dollars
	2004	2003
	$	$
Assets
Current assets
Cash and cash equivalents	56,142	59,747
Restricted cash	469	54
Accounts receivable	192	189
Amounts receivable from related party (note 12(b))	13	13
Inventory	39	99
Deposits and prepaid amounts	1,174	733
	58,029	60,835

Accounts and officer loan receivable (note 12(b))	710	215
Land	1,757	1,683
Property, plant and equipment (note 4)	1,131	660
Mineral properties and related deferred costs (note 6)	147,126	36,330
Investments (note 5)	1,641	130
Reclamation deposit (note 8(b))	105	105
	210,499	99,958

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,867	4,560
Loan payable (note 7)	200	200
Reclamation payable (note 8)	899	1,136
	7,966	5,896
Officer loan payable (note 12(b))	204	215
Deferred tenant inducements	-	119
Deferred income	21	-
Provision for reclamation costs (note 8)	536	536
Minority interest (note 3)	-	9,130
Future income taxes (note 3)	30,262	-
	38,989	15,896
Shareholders' equity
Share capital - no par value (note 9)
Authorized 1,000,000,000 common shares and 10,000,000 preferred shares
Issued 65,702,193 common shares (2003 - 53,026,814)	247,511	157,475
Contributed surplus	820	820
Stock-based compensation (note 9(d))	5,811	23
Deficit	(82,632)	(74,256)
	171,510	84,062
	210,499	99,958

Nature of operations (note 1)
Commitments and contingencies (note 11)

(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NovaGold Resources Inc. Annual Report 2004

Consolidated Statements of Operations and Deficit
For the years ended November 30, 2004, 2003 and 2002

	in thousands of Canadian dollars, except for per share amounts
	2004	2003	2002
	$	$	$

Revenue
Land, gravel, gold and other revenue	2,462	1,246	2,124
Interest income	1,289	346	196
	3,751	1,592	2,320
Cost of sales	282	333	238
	3,469	1,259	2,082

Expenses and other
Corporate development and communication	771	772	1,425
Exploration	-	120	39
Foreign exchange (gain) loss	(56)	1,111	(303)
Gain on settlement of convertible royalty	-	-	(105)
General and administrative	2,263	1,834	1,271
Mineral property recovery in excess of costs	(109)	-	-
Professional fees	851	836	1,401
Stock-based compensation (note 9(d))	5,788	23	-
Wages and benefits	2,203	1,927	898
Write-down of mineral properties	250	1,586	913
Write-down of investments	-	105	-
	11,961	8,314	5,539

Loss from equity investment (note 3)	-	(36)	-
Minority interest (note 3)	116	138	-

Loss for the year	(8,376)	(6,953)	(3,457)
Deficit - Beginning of year	(74,256)	(67,303)	(63,846)
Deficit - End of year	(82,632)	(74,256)	(67,303)

Loss per share (note 10)
Basic and diluted	(0.14)	(0.14)	(0.10)
Weighted average number of shares	59,160,082	48,683,103	35,929,200

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Annual Report 2004

Consolidated Statements of Cash Flows
For the years ended November 30, 2004, 2003 and 2002

	in thousands of Canadian dollars
	2004	2003	2002
	$	$	$
Cash flows from (used in) operating activities
Loss for the year	(8,376)	(6,953)	(3,457)
Items not affecting cash
Accretion of interest on convertible instruments	-	-	62
Amortization	210	158	275
Foreign exchange (gain) loss	(56)	773	60
Gain on settlement of convertible royalty	-	-	(105)
Loss from equity investment	-	36	-
Mineral property recovery in excess of cost	(109)	-	-
Minority interest	(116)	(138)	-
Stock-based compensation	5,788	23	-
Write-down of mineral properties	250	1,586	913
Write-down of investments	-	105	-
	(2,409)	(4,410)	(2,252)
Net change in non-cash working capital
(Increase) decrease in accounts receivable, deposits and prepaid amounts	(433)	1,517	(1,564)
(Increase) decrease in inventory	60	(7)	(81)
Increase (decrease) in accounts payable and accrued liabilities	(426)	(2,102)	2,460
	(3,208)	(5,002)	(1,437)
Cash flows from financing activities
Proceeds from issuance of common shares - net	25,925	46,071	36,734
Repayment of convertible royalty	-	-	(1,139)
	25,925	46,071	35,595
Cash flows used in investing activities
Acquisition of property, plant and equipment	(800)	(612)	(229)
Acquisition of subsidiary (note 3)	-	(2,213)	-
Cash acquired with subsidiary (note 3)	-	1,504	-
Financing of subsidiary (note 3)	-	7,048	-
Expenditures on land improvements	(74)	-	-
Expenditures on mineral properties and related deferred costs - net	(25,909)	(7,296)	(13,964)
Increase in accounts payable and accrued liabilities	2,506	679	-
Increase in restricted cash	(415)	(54)	-
Increase in accounts receivable	(506)	-	-
Investments	(1,180)	-	-
Tenant inducements	-	119	-
	(26,378)	(825)	(14,193)
Effect of exchange rate changes on cash and cash equivalents	56	(884)	-
Increase (decrease) in cash and cash equivalents during the year	(3,605)	39,360	19,965
Cash and cash equivalents - Beginning of year	59,747	20,387	422
Cash and cash equivalents - End of year	56,142	59,747	20,387
Supplemental cash flow information (note 15)

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

1. Nature of operations

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Management believes that the Company will be able to meet its minimum operating and capital commitments in the upcoming year from existing working capital. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada. As described in note 16, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third party placer mining activities carried out on the Company's sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred to the Company. Pre-production revenues from mineral properties are applied to reduce the carrying cost of the related property.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short term interest bearing investments with maturities of less than 90 days from the original date of acquisition. Certain cash is held in restricted accounts to support future reclamation work. Interest from cash and cash equivalents is recorded on an accrual basis.

Inventories

Gold received from placer mining activities is recorded in revenues at fair market value. This gold may be held in inventory and the inventory value is deducted directly from gold revenues when the gold is finally sold. Inventories of gold received from third parties are valued at the lower of recorded value and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis at annual rates of 30% and 20%, respectively.

Investments

The Company accounts for its investments in shares of other resource companies as long-term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

Land and gravel resources

Land is recorded at cost, and at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel's estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are

NovaGold Resources Inc. Annual Report 2004

2. Accounting policies (cont.)

reviewed regularly to determine if impairment exists, and if impairment is determined the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Gravel property is recorded at cost and is being amortized at the straight-line rate of 10% per year, which is estimated to approximate the useful life of the estimated resources.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property and related deferred costs until the Company's option and royalty payments received are in excess of costs incurred and are then credited to income.

Reclamation costs

Effective December 1, 2002, the Company prospectively adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard the liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The implementation of this standard was not material to the Company.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

2. Accounting policies (cont.)

Company follows the “treasury stock” method in the calculation of diluted earnings per share. Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Financial instruments

The fair values of the Company's monetary assets and liabilities approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick (note 7) and the officer loan receivable and payable (note 12(b)), the fair value of which cannot be determined.

Stock-based compensation

The Company has a stock option plan which is described in note 9(d). Effective December 1, 2003 the Company prospectively adopted the new recommendations for accounting for stock options as required by CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including, non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ materially from those reported.

3. Business acquisition

On July 15, 2004, the Company completed the business combination of SpectrumGold Inc. (SpectrumGold) by amalgamating SpectrumGold with the Company's wholly owned subsidiary, NovaGold Canada Inc. (NovaGold Canada) and begun consolidating all of its income and losses. SpectrumGold is an exploration company with assets located in British Columbia and Yukon

Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a price of $6.41 per share, being the market price at the date the proposed arrangement was announced. The Company also assumed existing SpectrumGold stock options, warrants and a property option under which 1,634,072, 74,074, and 222,222 of the Company's shares may be issued to the holders, respectively. The Company assumed that the warrants would be exercised during the year and thus included the share issuance for the warrants as part of the purchase price. The warrants were subsequently fully exercised as expected. The Company intends to issue shares as part of the property option which will be valued at the stock price on the date of issuance.

The fair value of the stock options was calculated using the Black-Scholes model and amounted to $9,025,000. The following assumptions were used in the calculation:

Average risk-free interest rate	2.4%
Expected life	2.2 years
Expected volatility	84%
Expected dividend yield	Nil

NovaGold Resources Inc. Annual Report 2004

3. Business acquisition (cont.)

The transaction was accounted for using the purchase method which requires the tax effects of differences between the assigned values and their tax bases to be recognized in future income taxes and allocated to the cost of purchase. An excess of consideration over book value acquired amounting to $84,958,000, including a deferred taxation provision of $30,262,000, has been allocated to the Galore Creek mineral property as follows:

in thousands of Canadian dollars
$

Purchase Price
Shares issued	54,956
Share warrants assumed	130
Stock options assumed	9,025

Total cost of the acquisition	64,111

Assets acquired and tax effected
Minority interest in net assets	9,415
Mineral properties	84,958
Future income taxes	(30,262)

A total of $63,344,000, net of $767,000 costs associated with the acquisition, was recorded in the Company's capital stock.

On June 30, 2003, the Company acquired a 42.86% interest in SpectrumGold pursuant to an agreement whereby the Company contributed mineral properties located in the Yukon and cash of $500,000 in exchange for 6,000,000 common shares or 42.86% of SpectrumGold. The Company accounted for this investment using the equity method from this date until it acquired a controlling interest on August 12, 2003.

On August 12, 2003, the Company acquired an additional 16.31% for a total of 59.17% interest in SpectrumGold by purchasing 2,284,425 shares for cash of $1,713,000 from Quest Capital Corporation (Quest). This acquisition was accounted for using the purchase method and the results of operations for SpectrumGold are included in the Company's consolidated financial statements from this date.

On October 8, 2003, the Company acquired an additional 8.17% for a total of 67.34% interest in SpectrumGold by purchasing 3,500,000 shares for cash of $2,625,000 directly from SpectrumGold.

In June 2003, SpectrumGold indirectly completed a special warrant financing for 3,383,500 special warrants at $0.40 per special warrant.

The $1,353,400 received from the financing was held in escrow and reflected in SpectrumGold's financial statements as both a current asset and current liability, subject to release of the funds to SpectrumGold under certain conditions. Among the conditions of financing, the funds would be released to SpectrumGold automatically if SpectrumGold was listed on a Canadian stock exchange by a fixed date. SpectrumGold was listed on the Toronto Stock Exchange on October 27, 2003 and the funds were released at that time and 3,383,500 shares of SpectrumGold were issued to special warrant holders reducing the Company's interest in SpectrumGold to 56.43% .

On November 21, 2003, SpectrumGold completed a private financing and issued 2,000,000 common shares for proceeds of $5,695,000, net of share issuance costs of $505,000. Contemporaneously, the Company acquired an additional 2,080,000 shares at $3.10 per share and 500,000 shares at $3.45 per share for total cash of $8,173,000 and maintained 56.41% ownership in SpectrumGold.

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

3. Business acquisition (cont.)

The values assigned to the net assets acquired at August 12, 2003 are as follows:

in thousands of Canadian dollars
$

Cash and restricted cash	2,857
Other receivables	27
Mineral properties	2,290
Restricted cash	(1,353)
Amounts payable	(379)
Net assets acquired	3,442

Additional investments made in SpectrumGold resulted in an additional net fair value adjustment of $813,000 for a total fair value adjustment of $1,955,000 allocated to the Galore Creek property in the year ended November 30, 2003.

4. Property, plant and equipment

		in thousands of Canadian dollars
			2004

		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,079	309	770
Office furniture and equipment	511	150	361
Leasehold improvements	-	-	-
Gravel resource	740	740	-
	2,330	1,199	1,131
			2003

		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	364	150	214
Office furniture and equipment	367	127	240
Leasehold improvements	153	13	140
Gravel resource	740	674	66
	1,624	964	660

Amortization expense for property, plant and equipment during 2004 was $210,000 (2003: $158,000) and gravel amortization of $66,000 (2003: $74,000) was recorded as a cost of sales.

NovaGold Resources Inc. Annual Report 2004

5. Investments

	2004	2003
	$	$

3,921,568 shares of Pioneer Metals, purchased as part of the option
on the Grace property. (market value - $1,255,000)	1,000	-

837,500 shares of TNR Gold Corp, formerly TNR Resources
Ltd.(TNR), received as part of options on the Rock Creek
and Shotgun properties. (market value - $276,000)	308	85

600,000 shares of Eagle Plains Resources Ltd., purchased as part of
the option on the Copper Canyon property. (market value - $402,000)	180	-

Other investments	154	45

	1,641	130

During the year, the Company received 587,500 shares of TNR with a value of $222,000 as part of the option agreement on the Shotgun property.

At November 30, 2002, the Company held 1,000,000 shares of TNR with a cost of $190,000. During 2003, TNR consolidated their shares on a 4:1 basis and changed their name to TNR Gold Corp. After the consolidation, the Company held 250,000 shares of TNR Gold Corp. with a value of $85,000. The reduction in share price resulted in a permanent write-down of $105,000 to the investment in 2003.

Included in other investments is an investment of 1,000,000 shares of New Island Resources Inc. with a quoted market value of $80,000 and a carrying value of $40,000 and 120,000 shares of Canadian Gold Hunter Corp. with a quoted market value of $67,000 and a carrying value of $109,000.

Also included within other investments is an investment of 126,625 shares (cost - $5,000; market value - $253,000) in Etruscan Resources Incorporated (Etruscan). The Province of New Brunswick holds the Company's shares of Etruscan pending the settlement of outstanding mining taxes aggregating $366,000 (2003 - $366,000).

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

6. Mineral properties and related deferred costs

For the year ended November 30, 2004:
	in thousands of Canadian dollars
			Option receipt	(1)
	Balance -		Adjustment	(2)	Balance -
	November 30,		Tax Recovery	(3)	November 30,
	2003	Expenditures	Write-down	(4)	2004
	$	$	$		$

Alaska, USA
Donlin Creek	17,419	2	-		17,421
Rock Creek	8,695	5,375	-		14,070
Shotgun	4,281	-	(222)	(1)	4,059
Ambler	4	2,367	-		2,371
Big Hurrah	177	612	-		789
Nome Gold	142	54	-		196
Other	-	267	-		267

Yukon and British Columbia, Canada
Galore Creek (note 3)	3,019	16,741	84,958	(2)	104,388
			(330)	(2)(3)
Copper Canyon	1	784	-		785
Brewery Creek	1,127	464	(32)	(3)	1,559
McQuesten	1,386	71	(116)	(3)	1,091
			(250)	(4)
Other	79	51	-		130

	36,330	26,788	84,008		147,126

NovaGold Resources Inc. Annual Report 2004

6. Mineral properties and related deferred costs (cont.)

For the year ended November 30, 2003:
	in thousands of Canadian dollars
			Option receipt	(1)
	Balance -		Adjustment	(2)	Balance -
	November 30,		Tax Recovery	(3)	November 30,
	2002	Expenditures	Write-down	(4)	2003
	$	$	$		$

Alaska, USA
Donlin Creek	17,384	1,417	(1,382)	(2)	17,419
Rock Creek	3,142	5,553	-		8,695
Shotgun	4,260	46	(25)	(1)	4,281
Ambler	-	4	-		4
Big Hurrah	-	177	-		177
Nome Gold	55	87	-		142
North Donlin	84	-	(84)	(4)	-

Yukon and British Columbia, Canada
Galore Creek	-	1,064	1,955	(2)	3,019
Brewery Creek	-	1,127	-		1,127
Harlan	689	1	(657)	(4)	33
Klondike	92	1	(88)	(4)	5
McQuesten	902	484	-		1,386
Sprogge	795	1	(758)	(4)	38
Other	-	4	-		4

	27,403	9,966	(1,039)		36,330

a)	Donlin Creek, Alaska

On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in southwest Alaska.

i)
Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome was effectively established as of that date. The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

6. Mineral properties and related deferred costs (cont.)

of capitalized costs spent on the project to that date by the Company and Placer Dome.

ii)
On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending three times the Company's expenditures to November 13, 2002 toward project development (a total of US$31.9 million), completing a project feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007.

Under this option, Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$31.9 million expenditure, and at the Company's election, Placer Dome is required to assist the Company with financing for the Company's share of construction costs.

b)	Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

The Company entered into an agreement dated June 1, 2002 with TNR whereby TNR could earn a 49.9% interest in the Rock Creek project by paying US$0.05 million to the Company, issuing 500,000 shares to the Company, of which 500,000 (pre-consolidation 4:1) were issued, and expending US$0.95 million by May 31, 2003, US$3 million by May 31, 2004 and US$6 million by May 31, 2005. On April 23, 2003, TNR elected to terminate its right to earn an interest in the Rock Creek project and the project is being advanced on a 100% basis by the Company.

c)	Nome Gold, Alaska

The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

d)	Galore Creek, British Columbia

On July 31, 2003, NovaGold Canada entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire the Galore Creek gold-silver-copper deposit located in northwestern British Columbia. Under the option, NovaGold Canada can acquire a 100% interest in the project by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totaling US$20.3 million over an eight-year period. Payments of US$150,000 have been made and subsequent payments are due, on or before October 26 of each year, as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year.

Effective October 1, 2003, NovaGold Canada entered into an agreement to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Galore Creek project. NovaGold Canada has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures over four years and issuing 296,296 shares of NovaGold of which 74,074 shares were issued on February 26, 2004 upon execution of the formal earn-in agreement and 74,074 shares are to be issued on each of the next three anniversary dates thereafter. NovaGold Canada may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains Resources Ltd. (Eagle Plains) $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. NovaGold Canada, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made. Once commercial production commences NovaGold Canada has a right to purchase 50% of the net smelter royalty for $1 million and an additional 25% of the net smelter royalty for a further $1 million.

NovaGold Resources Inc. Annual Report 2004

7. Loan payable

A loan with a principal amount of $200,000 (2003 - $200,000) is payable to the Province of New Brunswick and bears interest at a rate of 10.7% per annum. The loan was made to Murray Brook Resources Inc. and is guaranteed by the Company. The loan was repayable in 1993, however, no payments have been made on this loan.

8. Provision for reclamation costs

	in thousands of Canadian dollars
	2004	2003
	$	$

Current
Galore Creek	236	260
Murray Brook	80	80
Nome Gold	583	796
	899	1,136
Long Term
Nome Gold	536	536
	536	536

a)	Galore Creek

Under the Galore Creek option agreement, the Company is required to spend $260,000 in reclamation and remediation work on the property. The Company anticipates that the remainder of the work will be carried out before November 30, 2005.

b)	Murray Brook

As at November 30, 2004, the Company had reclamation deposits with the Province of New Brunswick totalling $105,000 (2003 - $105,000). Management estimates that the remaining accrual of $80,000 adequately provides for future reclamation costs of the site.

c)	Nome Gold

The Company recorded a provision of $1.4 million for future reclamation of its land holdings in Nome, Alaska when it acquired Alaska Gold Company. The provision was originally determined by internal cost estimates of the prior owners of Alaska Gold and was confirmed by third parties. Reclamation work was carried out in 2004 and the accrual reduced to $1.1 million. The Company anticipates that the long term portion will be incurred in two years time and that discounting the cash flows will have no material affect. Actual reclamation costs could differ materially from these estimates.

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

9. Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars
	Number of	Ascribed
Issuance of common shares	shares	value
		$

Balance at November 30, 2001	29,966,682	74,394
Issued in 2002
For cash pursuant to private placements ((a) below)	8,253,040	31,551
For cash and to finance the conversion of convertible royalty ((b) below)	319,543	1,192
For cash pursuant to option agreements ((d) below)	2,220,300	1,955
For cash pursuant to warrant agreements ((c) below)	1,695,250	2,036
In settlement of commitments	40,000	6
Release of common stock pledged as loan security	-	270

Balance at November 30, 2002	42,494,815	111,404
Issued in 2003
For cash pursuant to private placements ((a) below)	7,000,000	33,088
For cash pursuant to option agreements ((d) below)	1,137,000	2,205
For cash pursuant to warrant agreements ((c) below)	2,394,999	10,778

Balance at November 30, 2003	53,026,814	157,475
Issued in 2004
For cash pursuant to private placements ((a) below)	1,980,200	18,900
For cash pursuant to option agreements ((d) below)	1,299,685	2,718
For cash pursuant to warrant agreements ((c) below)	821,976	5,074
Acquisition of SpectrumGold Inc. (note 3)	8,573,518	63,344

Balance at November 30, 2004	65,702,193	247,511

a)	Private Placements

i)
On October 28, 2004, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18,900,000. Certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants were issued to the agents as part of this private placement.

ii)
On October 1, 2003, the Company issued by way of private placement 7,000,000 units at $5.00 per unit for net proceeds of $33,088,000; each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $7.00 on or before October 1, 2008.

NovaGold Resources Inc. Annual Report 2004

9. Share capital (cont.)

iii)
On September 19, 2002, the Company issued 2,958,040 units at $5.10 per unit for net proceeds of $14,130,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $6.50 on or before March 20, 2004. In addition, 147,902 warrants were issued to the agents as part of this private placement.

iv)
On April 18, 2002, the Company issued 5,295,000 units at $3.50 per unit for net proceeds of $17,421,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $4.50 on or before October 19, 2003.

b)	Convertible debt instrument

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold Company from Mueller Industries Inc. (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1 million.

Mueller had the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given. On February 18, 2002, the Company entered into an agreement with Mueller to settle the convertible royalty payable for US$750,000 financed by a private placement of 319,543 common shares of the Company in May 2002.

c)	Share purchase warrants

A summary of the Company's share purchase warrants at November 30, 2004, 2003 and 2002, and the changes for the years then ended, is presented below:

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price	warrants	exercise price
		$		$		$
Balance outstanding -
Beginning of year	5,126,922	6.82	4,271,922	5.23	1,692,750	1.20
Granted	173,084	7.77	3,500,000	7.00	4,274,422	5.23
Exercised	(821,976)	6.17	(2,394,999)	4.50	(1,695,250)	1.20
Cancelled/expired	(879,020)	6.50	(250,001)	4.50	-	-

Balance outstanding - End of year	3,599,010	7.09	5,126,922	6.82	4,271,922	5.23

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

9. Share capital (cont.)

Share purchase warrants outstanding at November 30, 2004:

			Weighted
		Weighted	average
	Number	average	remaining
	outstanding	exercise price	contractual
Prices	& exercisable	$	life (years)

$7.00	3,500,000	7.00	3.92
$10.10	99,010	10.10	0.92

	3,599,010	7.09	3.80

d)	Stock options

The Company has a stock option plan providing for the issuance of up to 9,000,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the year ended November 30, 2004 the Company has recognized a stock-based compensation charge of $5,788,000 for options granted to directors, employees and non-employees in accordance with CICA 3870 which the Company has applied prospectively to grants on or after December 1, 2003.

For the year ended November 30, 2003 the Company recognized a stock-based compensation charge of $23,000 for options granted to non-employees. As permitted by CICA 3870, the Company had elected for the year ended November 30, 2003 not to apply fair value accounting and to measure the compensation cost using the intrinsic value method for awards of stock options to employees and directors under the Company's stock-based compensation plan. Had the Company determined compensation costs based on the fair value method of accounting for stock-based compensation for all stock options granted in 2003, the Company's 2003 net loss of $6,953,000 and loss per share of $0.14 would have been increased to the pro forma net loss of $10,658,000 and loss per share of $0.22.

The fair value of options recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model for the year are as provided below.

	2004	2003
Average risk-free interest rate	3.03% - 3.31%	3.62% - 4.20%
Expected life	2.18 years	5.0 years
Expected volatility	81% - 85%	75%
Expected dividends	Nil	Nil

NovaGold Resources Inc. Annual Report 2004

9. Share capital (cont.)

A summary of the Company's stock option plan at November 30, 2004, 2003 and 2002, and changes during the years ended on those dates, is as follows:

		2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise price	Number	exercise price	Number	exercise price
		$		$		$
Balance - Beginning of year	3,743,000	2.79	3,300,000	2.16	3,762,800	0.80
Granted	1,860,000	6.62	1,655,000	3.53	1,870,000	3.37
Granted	1,634,072	1.01	-	-	-	-
Exercised	(1,299,685)	2.09	(1,137,000)	1.94	(2,220,300)	0.88
Expired	-	-	(75,000)	4.35	(112,500)	1.64

Balance - End of year	5,937,387	3.58	3,743,000	2.79	3,300,000	2.16

As part of the business acquisition of SpectrumGold Inc. (note 3) the Company assumed stock options previously granted by SpectrumGold. The Company issued 1,634,072 stock options at a grant price of $1.0125.

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2004:

			Weighted
		Weighted	average
	Number	average	remaining
	outstanding	exercise price	contractual
Range of prices	& exercisable	$	life (years)

$0.35 to $0.99	550,000	0.72	6.27
$1.00 to $1.99	1,606,387	0.58	13.61
$3.00 to $3.99	1,306,000	3.44	8.17
$4.00 to $4.99	620,000	4.39	7.61
$6.00 to $6.99	1,718,333	6.60	9.21
$7.00 to $7.99	70,000	7.13	9.69
	5,870,720	3.55	8.74

At November 30, 2004, 66,667 stock options are outstanding and not exercisable with a weighted average exercise price of $6.59 and a weighted average remaining contractual life of 9.67 years.

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

10. Loss per share

Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

	2004	2003	2002
	$	$	$

Basic
Loss available to common shareholders	(8,376,000)	(6,953,000)	(3,457,000)
Weighted average number of shares	59,160,082	48,683,103	35,929,200
Basic loss per share	(0.14)	(0.14)	(0.10)

For the years ended November 30, 2004, 2003 and 2002, diluted loss per share is the same as basic loss per share as the exercise of dilutive convertible securities would be anti-dilutive.

11. Commitments and contingencies

a)	Lease commitments

The Company is party to certain operating leases. These operating leases include the Company's leased head office location and certain office equipment. The future minimum lease payments as at November 30, 2004 are approximately as follows:

in thousands of Canadian dollars
$

2005	117
2006	287
2007	289
2008	285
2009	285
Thereafter	2,013

b)	Legal actions

i)
During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

ii)
The Company's subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling, relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold.

NovaGold Resources Inc. Annual Report 2004

11. Commitments and contingencies

K&K Recycling was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold appealed against this initial judgement to the Alaska Supreme Court and posted a bond of US$105,000. The courts have awarded the US$105,000 to K&K Recycling and have released the bond. The court also remanded for further litigation regarding the right to possess certain equipment and for asserted loss of profits and the co-defendant has cross-claimed against Alaska Gold.

During 2004 a payment of US$50,000 has been made as final settlement to the action.

c)

Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production.

12. Related party transactions

a)	Mineral property agreement

Effective July 31, 2004, the Company signed an option agreement with an officer of the Company for the Illinois Creek property located in Alaska,USA. The Company has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1,500,000 on exploration on the property and making a further payment of US$1,000,000 within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer US$20,000 under the agreement.

b)	Amounts receivable from related party and officer loan receivable

A loan receivable of $279,000 (US$182,000) was granted to a director and officer in 1999. The loan is unsecured, non interest bearing and forgivable at a rate of $13,000 (US$8,000) per year. Since the loan is forgivable, in 1999 the Company set up a deferred compensation provision for the same amount as the loan. Annual forgiveness is charged against this compensation accrual.

c)	Other amounts receivable from directors

On May 29, 2002, the Company settled loans receivable from then two directors totalling $270,000. The loans were settled through an agreement to offset the balance of the loans receivable with amounts due to these directors under severance agreements related to their past employment with the Company.

d)	Loan to Etruscan

On May 29, 2002, the Company settled amounts due from Etruscan, a company related by virtue of common directors. The amount due from Etruscan of $200,000 was settled through the offset of $100,000 due to Etruscan by the Company and the assignment of 25,000 shares of the Company, with a deemed value of $4.00 per share, held by Etruscan to a director of the Company to settle a share loan.

e)	Amounts paid to director

In 2003, SpectrumGold engaged an environmental assessment company a principal of which was a director of the Company. In 2003, SpectrumGold incurred $15,000 of costs by this company.

f)	Potential sale of 650399 BC Ltd

The Company is in the process of selling 650399 BC Ltd (BC Ltd), which holds the Company's Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are anticipated to be shares in the new company at a fair value of $2.75 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus no gain or loss on the sale is anticipated. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

13. Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	in thousands of Canadian dollars
	2004	2003	2002
	$	$	$
Combined federal and provincial statutory income tax rate	35.62%	37.80%	39.62%
Income taxes at statutory rates	(2,901)	(2,628)	(1,370)
Difference in foreign tax rates	21	(39)	(5)
Valuation allowance	996	2,464	1,223
Non-deductible expenditures	2,157	203	152
Utilization of unrecorded benefits on prior years' losses	(273)	-	-
Income tax expense	-	-	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30 are as follows:

	in thousands of Canadian dollars
	2004	2003
	$	$

Future income tax assets:
Non-capital losses	33,244	40,702
Mineral property interest	5,314	5,134
Property, plant and equipment	117	323
Other deductible temporary differences	1,338	461
Total future income tax assets	40,013	46,620

Valuation allowance	(36,189)	(42,805)
Future income tax assets	3,824	3,815
Future income tax liabilities:
Mineral property(1)	30,262	-
Other taxable temporary differences	3,824	3,815
Future income tax liabilities	34,086	3,815
Net future tax liabilities	30,262	-

(1) The mineral property future income tax liability relates to the acquisition of the minority interest in SpectrumGold Inc.

NovaGold Resources Inc. Annual Report 2004

13. Income taxes (cont.)

The Company has loss carry-forwards of approximately C$22,202,000 and US$52,294,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

	Non-capital losses	Operating losses
	Canada	United States
	C$	US$

2005	236,000	1,596,000
2006	2,225,000	1,685,000
2007	11,079,000	1,483,000
2008	854,000	1,532,000
2009	3,308,000	7,283,000
2010	1,680,000	7,398,000
Thereafter	2,820,000	31,317,000
	22,202,000	52,294,000

Future utilization of these United States loss carryforwards is subject to certain limitations under provision of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occurred on April 27, 1999 regarding the losses incurred by Alaska Gold Company. Therefore, approximately US$44,000,000 of the losses above are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses may be limited to approximately US$260,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at sometime after April 1999. If so, a significant portion of the US$52,294,000 above will be subject to a similar annual limitation previously discussed.

Due to the above net operating limitations and the uncertainty of future taxable income, a full valuation allowance has been set up against the United States future tax assets. For the year ended November 30, 2004, no provision for United States income taxes has been reflected on the statement of operations due to the full valuation allowance.

In addition, the Company has incurred resource expenditures of approximately $36,983,000 (2003 - $18,885,000) which may be carried forward indefinitely and used to reduce taxable income in future years. The Company has available temporary differences for tax purposes. After applying these temporary differences to offset the taxable temporary differences, the net amount that would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

14. Segmented information

The Company's operating segments include the exploitation of the Company's land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments have been prepared consistently with the Company's accounting policies described in note 2.

									in thousands of Canadian dollars
				2004				2003				2002
		Land and				Land and				Land and
	Mineral	gravel			Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue	-	2,420	42	2,462	-	1,051	195	1,246	-	1,633	-	1,633

Expenses	141	282	-	423	1,706	333	-	2,039	952	238	-	1,190

Segment (loss)
earnings	(141)	2,138	42	2,039	(1,706)	718	195	(793)	(952)	1,395	-	443

Unallocated
expenses				(11,704)				(6,506)				(4,587)

Interest income				1,289				346				687

Loss for the year				(8,376)				(6,953)				(3,457)

Segment assets	147,126	1,757	-	148,883	36,330	1,749	-	38,079	27,403	1,692	-	29,095

Unallocated corporate assets				61,616				61,879				23,628

Total assets				210,499				99,958				52,723

Capital expenditures	26,788	74	-	26,862	9,966	131	-	10,097	14,638	6	34	14,678

NovaGold Resources Inc. Annual Report 2004

14. Segmented information (cont.)

The Company’s geographic segments are located as follows:

					in thousands of Canadian dollars

		2004		2003		2002

		Land, gravel,		Land, gravel,		Land, gravel,
		equipment		equipment		equipment
		and		and		and
		mineral		mineral		mineral
	Revenue	properties	Revenue	properties	Revenue	properties
	$	$	$	$	$	$

United States	2,462	41,220	1,246	32,777	1,633	26,786
Canada	-	78,598	-	5,896	491	2,506
	2,462	119,818	1,246	38,673	2,124	29,292

15. Supplemental cash flow information

	in thousands of Canadian dollars
	2004	2003	2002
	$	$	$
Receipt of shares of TNR as part of the option
on the Rock Creek and Shotgun mineral properties	222	28	162

Acquisition of SpectrumGold through issuance
of shares and the assumption of stock options and share warrants (note 3)	64,111	-	-

Interest received	1,289	346	196

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

16. Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company's consolidated financial statements is quantified below and described in the accompanying notes:

		in thousands of Canadian dollars
		Year ended November 30,

	2004	2003	2002
	$	$	$

Loss for the year reported under Canadian GAAP	(8,376)	(6,953)	(3,457)
Add (deduct)
Exploration costs (a)	(25,838)	(8,927)	(13,051)
Gains on shares issued by subsidiary (d)	-	(117)	-
Accretion on convertible debenture and royalty (b)	-	-	62
Gain on settlement of convertible royalty Canadian GAAP (b)	-	-	(105)

Loss for the year under U.S. GAAP
before extraordinary items	(34,214)	(15,997)	(16,551)
Gain on settlement of convertible royalty -U.S. GAAP (b)	-	-	212

Loss for the year after extraordinary items
but before comprehensive income adjustment	(34,214)	(15,997)	(16,339)
Unrealized gain (loss) on available for sale securities (c)	353	215	97

Comprehensive (loss) income under U.S. GAAP	(33,861)	(15,782)	(16,242)

Net loss per common share -
U.S. GAAP before and after extraordinary items
Basic and diluted	(0.57)	(0.33)	(0.45)

Accumulated other comprehensive income
Opening balance	340	125	28
Unrealized gain (loss) on available for sale securities (c)	353	215	97

Closing balance	693	340	125

NovaGold Resources Inc. Annual Report 2004

16. Significant differences from United States accounting principles (cont.)

		in thousands of Canadian dollars
		Year ended November 30,
	2004	2003	2002
	$	$	$

Shareholders’ equity reported under Canadian GAAP	171,510	84,062	44,921
Cumulative adjustments to shareholders’equity
Add (deduct)
Exploration costs (a)	(62,168)	(36,330)	(27,403)
Flow-through shares (g)	(2,496)	-	-
Unrealized gain on available for sale securities (c)	693	340	125

Shareholders’ equity (deficiency) under U.S. GAAP	107,539	48,072	17,643

Total assets reported under Canadian GAAP	210,499	99,958	52,723
Add (deduct)
Exploration costs (a)	(62,168)	(36,330)	(27,403)
Unrealized gain on available for sale securities (c)	693	340	125

Total assets under U.S. GAAP	149,024	63,968	25,445

Total liabilities reported under Canadian GAAP	38,989	15,896	7,802
Add (deduct)
Future income taxes	2,496	-	-

Total liabilities under U.S. GAAP	41,485	15,896	7,802

		Year ended November 30,

	2004	2003	2002
	$	$	$
Cash flows from operating activities under Canadian GAAP	(3,208)	(5,002)	(1,437)
Exploration costs (a)	(25,838)	(8,927)	(13,964)
Gains on shares issued by subsidiary (d)	-	(117)	-

Cash flows from operating activities under U.S. GAAP	(29,046)	(14,046)	(15,401)

Cash flows from investing activities under Canadian GAAP	(26,378)	(825)	(14,193)
Exploration costs (a)	25,838	8,927	13,964
Gains on shares issued by subsidiary (d)	-	117	-

Cash flows from investing activities under U.S. GAAP	(540)	8,219	(229)

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

16. Significant differences from United States accounting principles (cont.)

a)	Exploration costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

b)	Convertible debenture and royalty

Canadian GAAP requires that a portion of the convertible debenture and royalty be classified as equity. The difference between the carrying amount of the debenture and royalty and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. U.S. GAAP would classify the royalty and debenture as a liability at their face value.

A portion of the convertible royalty was settled during 2002, resulting in a gain of $105,000 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $212,000 and would be classified as an extraordinary item.

c)	Available for sale securities

Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

d)	Gain on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company's proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against the mineral property.

e)	Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

f)	Stock compensation

As described in note 9 to the consolidated financial statements, the Company has granted stock options to directors, officers, employees and service providers. For U.S. GAAP purposes, SFAS No. 123, 'Accounting for Stock-Based Compensation, (SFAS 123) requires that an enterprise recognize or, at its option, disclose the pro forma impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. Effective December 1, 2003 the Company has prospectively adopted the recommendations of CICA 3870 and SFAS 123 which requires the Company to recognize the fair value of the stock-based compensation.

In the prior years, the Company had elected under SFAS 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 (APB 25). As options are granted at exercise prices based on the market value of the Company's shares at the date of grant, no adjustment for compensation expense is required. Under SFAS 123, where a company chooses to continue to apply APB 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black Scholes option pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is five years, no dividends will be paid, expected volatility is 75% for the years ended November 30, 2003 and 2002 and risk free interest rates range from 3.62% to 4.200% for 2003 and 4.06% to 5.00% for 2002.

NovaGold Resources Inc. Annual Report 2004

16. Significant differences from United States accounting principles (cont.)

Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported income for the years presented is as follows:

	in thousands of Canadian dollars Year ended November 30,
	2004	2003	2002
	$	$	$

Loss for the period in accordance with U.S. GAAP	(34,214)	(15,997)	(16,339)
Compensatory fair value of options granted	-	(3,705)	(2,706)

Pro forma loss in accordance with U.S. GAAP	(34,214)	(19,702)	(19,045)

Pro forma loss per share in accordance with U.S. GAAP
Basic and diluted	(0.58)	(0.40)	(0.53)

g)	Flow-through shares

As described in note 9 to the consolidated financial statements, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per share. The Company received a net premium to market on this issuance of $2,496,000 which was recorded in share capital as part of the transaction. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes” (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

h)	New accounting standards

The FASB has issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51 (FIN 46). The primary purpose of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the Company's 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15 “Consolidation of Variable Interest Entities”. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The adoption of the guideline has not been material to the Company.

On October 13, 2004, the FASB concluded that Statement 123R, “Share-Based Payment, an Amendment of FASB Statements No. 123 and 95” (SFAS 123R), which would require all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value, would be effective for public companies for interim or annual periods beginning after June 15, 2005. This Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The FASB planned to issue a final Statement on or around December 15, 2004 and has not as of the release of these financial statements. The Company is currently evaluating the impact of SFAS 123R.

The Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) has issued statements EITF 04-2: Whether Mineral Rights Are Tangible or Intangible Assets (EITF 04-2) and EITF 04-3: Mining Assets: Impairment and Business Combinations (EITF 04-3). The task force for EITF 04-2 reached a consensus that mineral rights are tangible assets and accordingly mineral rights should be accounted for as a tangible asset. The task force for EITF 04-3 reached a consensus that value attributable to proven and probable reserves should be included in the value allocated to mining assets in a purchase price allocation.

NovaGold Resources Inc. Annual Report 2004

Notes to Consolidated Financial Statements
For the years ended November 30, 2004, 2003 and 2002

17. Subsequent Events

Flow-Through Shares

On October 28, 2004 the Company issued 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

During 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee (EIC) of the CICA under EIC 146. Under EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions forgone by the Company. The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $7 million. Consequently, subsequent to the year ended November 30, 2004, the Company will recognize a reduction in share capital and increase in deferred income taxes of $7 million. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset the Company will recognize that asset and related income at that time. Significant differences exist between Canadian GAAP and U.S. GAAP accounting at the time of renunciation.

NovaGold Resources Inc. Annual Report 2004

NovaGold geologist, Bruce Otto, prospecting in British Columbia

Corporate Information

Officers	Directors	Corporate Headquarters

Rick Van Nieuwenhuyse, M.Sc.	George Brack	200 Granville Street, Ste. 2300
President & CEO	North Vancouver, British Columbia	Vancouver, British Columbia V6C 1S4
Tel: (604) 669-6227
R.J. (Don) MacDonald, C.A.	Michael Halvorson	Fax: (604) 669-6272
Senior Vice President & CFO	Edmonton, Alberta	Toll Free Tel: 1 (866) 669-6227
Corporate Secretary		info@novagold.net
	Gerald McConnell	Website: www.novagold.net
Doug Brown, B.Sc., M.Sc.	Kings County, Nova Scotia
Vice President, Business Development
	Cole McFarland	Stock Listing
Greg S. Johnson, B.Sc. Honors	Palm Desert, California
Vice President, Corporate		American & Toronto Stock Exchanges
Communications & Strategic Development	Clynton Nauman	Common shares: Symbol NG
	Blaine, Washington	Warrants (TSX): Symbol NG.WT
Joe R. Piekenbrock, M.Sc.
Vice President, Exploration	James Philip, C.A.	Auditors
Coquitlam, British Columbia
Carl Gagnier		PricewaterhouseCoopers LLP
Executive Vice President	Rick Van Nieuwenhuyse	Vancouver, British Columbia
NovaGold Canada	Vancouver, British Columbia
General Manager Galore Creek Project		Bankers
Legal Counsel
Doug Nicholson		TD Canada Trust
Vice President and General Manager	Patterson Palmer	Bank of Montreal
Alaska Gold - Nome Operations	Halifax, Nova Scotia
Registrar and Transfer Agent
Dorsey & Whitney
	Seattle, Washington	Computershare Trust Company
Halifax, Nova Scotia

Back cover photo - Galore Creek Camp

NovaGold Resources Inc. Annual Report 2004

200 Granville Street Suite 2300
Vancouver British Columbia V6C 1S4 Canada